UNITED STATES SECURITIES AND EXCHANGE

COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2026

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4,

28050 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes          No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No      X

2025 Annual report on remuneration of the BBVA Directors Date of approval of the Report February 9, 2026

Annual report on the remuneration of BBVA Directors	p. 2

ANNUAL REPORT ON THE REMUNERATION OF DIRECTORS (ARRD)

COMPANY NAME: Banco Bilbao Vizcaya Argentaria, S.A.

REGISTERED OFFICE: Plaza de San Nicolás, número 4, 48005, Bilbao (Bizkaia) - TAX NUMBER: A-48265169

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 3

Executive Summary

The remuneration accrued by the members of the Board of Directors of Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”, the “Institution”, the “Company” or the “Bank”) in the 2025 financial year is the result of the application of the remuneration policies approved by the General Shareholders’ Meeting of BBVA.

A. Remuneration of executive directors 2025

The remuneration of the executive directors for financial year 2025 is the result of the implementation of the BBVA Directors’ Remuneration Policy approved by the General Meeting on March 17, 2023 for financial years 2023, 2024, 2025 and 2026 (the “Directors’ Remuneration Policy” or the “Policy”).

The Policy establishes a variable remuneration model, whereby the Annual Variable Remuneration (AVR) of executive directors is made up of two components: a Short-Term Incentive (STI) and a Long-Term Incentive (LTI). The sum of the STI and the LTI constitutes the AVR of the financial year. All of this, in line with that applicable to the rest of categories of staff whose professional activities have a material impact on the risk profile of BBVA and/or its Group (the “Identified Staff”), including members of Senior Management.

For both incentives to be awarded, in 2025, the thresholds of profit and capital ratio approved by the Board of Directors had to be reached, which represent a minimum level for the accrual of variable remuneration for the whole workforce of the BBVA Group.

Following the end of the 2025 financial year, it was verified that the aforementioned thresholds had been reached and the amount of the 2025 STI of the executive directors was determined, considering the result of the annual indicators approved for its calculation.

In addition, the executive directors have accrued the right to the LTI. The final amount of the LTI will depend on the result of the Long-Term Indicators approved for its calculation, once their measurement period ends (at 2028 year-end), in accordance with the targets, scales of achievement and weightings assigned to each of them. Therefore, the LTI may range between 0% and 150% of the Target LTI of each executive director.

Once the 2025 AVR has been determined, in the amounts set forth in this Report, the AVR will be paid in accordance with the vesting and payment rules provided for in the Policy. Therefore, an upfront portion, representing a maximum of 40% of the AVR will be paid in 2026 (in equal parts in cash and BBVA shares) and the remaining portion (40% in cash and 60% in BBVA shares and stock options on BBVA shares) (“BBVA stock options”) will be deferred for a period of five years, as described below and, in more detail, in section 3.2.B of this Report.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 4

Annual Variable Remuneration 2025

The 2025 Annual Variable Remuneration for executive directors is calculated on the basis of the following annual and long-term indicators, approved by the Board of Directors at the beginning of the year:

ANNUAL INDICATORS (2025 TARGETS) - STI	Weighting
Return on Regulatory Capital (RORC)	35%
Net Attributable Profit	15%
Enterprises Fee Income	10%
Net Promoter Score (NPS)	15%
Target customers	15%
Channeling of sustainable business	10%
LONG-TERM INDICATORS (TARGETS AS OF 2028) - LTI	Weighting
Tangible Book Value per share (TBV per share)	40%
Relative Total Shareholder Return (Relative TSR)	40%
Decarbonization of the portfolio	15%
Percentage of women in management positions	5%

Short-Term Incentive 2025

In 2025 the BBVA Group reached a RORC of 21.13% (compared to 20.98% the previous year), driven by the higher Net Attributable Profit in 2025. Likewise, the BBVA Group has accrued a Net Attributable Profit of €10,511 million, which compares very positively with the figure of €10,054 million of last year (+4.5%). This has been specially driven by the good performance of the recurrent income (interest margin and fees) of the banking business. This same figure has been taken for incentive purposes.

Similarly, the new indicator of Enterprises Fee Income, which measures fee income generated by the Corporate & Investment Banking (CIB) and Enterprises and Institutional Banking (BEI) areas, with the aim of boosting business activity with enterprises, fostering its growth and greater product diversification, has achieved a result of €2,577 million, which is above the established target.

Likewise, in 2025, the Bank has channeled sustainable business for a total of €133,778 million in the environmental —which includes climate and natural capital—and social areas, which also places the result of the Channeling of sustainable business indicator above the established target.

Meanwhile, the result of the Net Promoter Score (NPS) indicator closed the year slightly below the established target in the different segments, notwithstanding the particularly good performance of Turkey and Colombia and, additionally, of the SME segment in Mexico, Peru and Uruguay.

Finally, the Target Customers indicator’s performance was particularly positive in the business segments and in countries such as Spain, Turkey and Peru, resulting in achievement above the established target.

The outstanding performance of the Group in 2025 is even more substantial when considering that the targets set for this year were not only very challenging but also well above the projections of the analysts’ consensus when they were approved.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 5

Thus, the results obtained reflect an aggregate achievement, in accordance with the weightings assigned to each indicator, of 115% of the STI for both executive directors, which has resulted in the following amounts:

STI 2025 (€ thousand)

Chair (Carlos Torres Vila)	2,627

Chief Executive Officer (Onur Genç)	1,965

The results obtained for each of the Annual Indicators approved by the Board of Directors to calculate the 2025 Short-Term Incentive for executive directors, which are also the Group indicators used to calculate the Annual Variable Remuneration for the rest of the Group employees, as well as a comparison with the previous financial year, is shown below:

	STI 2025				STI 2024

Annual Indicator (annual measurement)	Weight	Target	Result [1]	Achievement level	Weight	Target	Result [1]	Achievement level

RORC	35%	19.36%	21.13%	123%	20%	19.34%	20.98%	142%

Net Attributable Profit	15%	€ 9,646 M	€ 10,511 M	122%	20%	€ 8,957 M	€ 10,054 M	150%

Enterprises Fee Income	10%	€ 2,350 M	€ 2,577 M	110%	—	—	—	—

Efficiency ratio	—	—	—	—	20%	41.13%	40.00%	118%

Net Promoter Scale (NPS) [2]	15%	100	91	91%	15%	100	102	102%

Target customers [2]	15%	100	112	112%	15%	100	97	97%

Channelling sustainable business	10%	€ 114,740 M	€ 133,778 M	122%	10%	€ 76,349 M	€ 92,737 M	136%

Final achievement				115%				126%

(1)	Results for remuneration purposes.

(2)

For the NPS and Target customers indicators, the targets have been set at country level. The Group’s achievement for these indicators is calculated as the weighted average over the net margin of the level of achievement obtained by the countries.

Even if the 2025 results for the different Annual Indicators have exceeded the ones of 2024, the level of achievement of the STI is lower, which shows that the targets and scales of achievement set for 2025 were highly challenging.

Long-Term Incentive 2025

In addition, after having verified that in 2025 the minimum profit and capital ratio thresholds approved by the Board of Directors for the accrual of variable remuneration for the financial year have been reached, the executive directors have accrued the right to the LTI.

The final amount of the LTI will be determined at the end of the measurement period of the Long-Term Indicators established for its calculation (at the end of 2028), considering its result, on the basis of the targets, scales of achievement and weightings established for each of them by the Board of Directors, which are detailed in the section 3.2.B of this Report. The achievement of the LTI of executive directors may range between 0% and 150% of the Target LTI. As an example, the following scenarios are set forth below:

2025 LTI SCENSARIOS (€ thousand)	Chair	Chief Executive Officer
Level of achievement of targets for Long-Term Indicators	LTI	LTI

0%	0	0

100% (Target LTI)	1,286	962

150% (maximum amount if all indicators reach their maximum level)	1,929	1,443

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 6

Total remuneration of executive directors for 2025

CHAIR - CARLOS TORRES VILA (€ thousand1)

FIXED REMUNERATION	2025	2024

Annual Fixed Remuneration (salary)	2,924	2,924

Remuneration in kind and others	173	180

Annual pension contribution [1]	456	456

Total	3,552	3,560

(1)

15% of the agreed annual contribution is recorded as “discretionary pension benefits”, the final amount of which is linked to the achievement of the Short-Term Incentive (see section 3.2.A.c of this Report).

ANNUAL VARIABLE REMUNERATION (AVR)	2025	2024

Target AVR	3,572	3,572

Short-Term Incentive (100% achievement of Target STI)	2,286	2,286

(A) Short-Term Incentive (achievement reached 115%)	2,627	2,871

(B1) Long-Term Incentive (achievement 100% Target LTI)	1,286	1,286

(B2) Long-Term Incentive (achievement 150% Target LTI; maximum theoretical amount)	1,929	1,929

AVR (A+ B1) (if all long-term indicators reach the established target: 100%)	3,913	4,157

AVR (A + B2) (if all long-term indicators reach the maximum level: 150%)	4,556	4,800

TOTAL REMUNERATION	2025	2024

Fixed remuneration	3,552	3,560

AVR (A+B1)	3,913	4,157

AVR (A+B2) [2]	4,556	4,800

Total with AVR (A+B1)	7,465	7,717

Total with AVR (A+B2)	8,108	8,360

(2)

For the initial determination of the AVR and for the purposes of applying the deferral rules, the achieved STI (115% in 2025 and 126% 2024) and the scenario of the maximum level of achievement of the LTI (150%), which corresponds to AVR (A+B2) of the table, is considered. However, the final amount of the AVR will depend on the result of the long-term indicators, the achievement of which may range between 0% and 150%. Of this amount of the 2025 AVR, 36% is due in 2026 (in equal parts in cash and BBVA shares), while the remaining 64% (40% in cash and 60% in BBVA shares and BBVA stock options) is deferred and also subject to possible ex post adjustments that could reduce it. Likewise, of the 2024 AVR, 37% was paid upfront in 2025 (in equal parts in cash and BBVA shares), while the remaining 63% (40% in cash and 60% in BBVA shares and BBVA stock options) was deferred and likewise subject to possible ex post adjustments that could reduce it (see section 3.2.B).

1 The amounts included in this Report are presented in thousands of euros. Therefore, certain items shown without a balance could show a balance if smaller units had been used. To present the amounts in thousands of euros, they have been rounded; for this reason, it is possible that the amounts appearing in certain tables may not be the exact arithmetic sum of the figures that precede them.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 7

CHIEF EXECUTIVE OFFICER - ONUR GENÇ (€ thousand)

FIXED REMUNERATION	2025	2024

Annual Fixed Remuneration (salary)	2,179	2,179

Remuneration in kind	128	128

Other fixed allowances [1]	1,254	1,254

Total	3,561	3,560

(1)	Amounts paid as “cash in lieu of pension” (30% of the Annual Fixed Remuneration) and annual mobility allowance.

ANNUAL VARIABLE REMUNERATION (AVR)	2025	2024

Target AVR	2,672	2,672

Short-Term Incentive (100% achievement of Target STI)	1,710	1,710

(A) Short-Term Incentive (achievement reached 115%)	1,965	2,147

(B1) Long-Term Incentive (achievement 100% of Target LTI)	962	962

(B2) Long-Term Incentive (achievement of 150% of Target LTI; maximum theoretical amount)	1,443	1,443

AVR (A+ B1) (if all long-term indicators reach the established target: 100%)	2,926	3,109

AVR (A + B2) (if all long-term indicators reach the maximum level: 150%)	3,407	3,590

TOTAL REMUNERATION	2025	2024

Fixed remuneration	3,561	3,560

AVR(A+B1)	2,926	3,109

AVR (A+B2) [2]	3,407	3,590

Total with AVR (A+B1)	6,487	6,669

Total with AVR (A+B2)	6,968	7,150

(2)

For the initial determination of the AVR and for the purposes of applying the deferral rules, the achieved STI (115% in 2025 and 126% 2024) and the scenario of the maximum level of achievement of the LTI (150%), which corresponds to AVR (A+B2) of the table, is considered. However, the final amount of the AVR will depend on the result of the long-term indicators, the achievement of which may range between 0% and 150%. Of this amount of the 2025 AVR, 36% is due in 2026 (in equal parts in cash and BBVA shares), while the remaining 64% (40% in cash and 60% in BBVA shares and BBVA stock options) is deferred and also subject to possible ex post adjustments that could reduce it. Likewise, of the 2024 AVR, 37% was paid upfront in 2025 (in equal parts in cash and BBVA shares), while the remaining 63% (40% in cash and 60% in BBVA shares and BBVA stock options) was deferred and likewise subject to possible ex post adjustments that could reduce it (see section 3.2.B).

Deferred variable remuneration from previous financial years payable in 2026

In accordance with the remuneration policies applicable in previous financial years, the following deferred remuneration is due to be paid to the executive directors in 2026 (see details in the section 3.2. B. of this Report):

—	2024 Deferred AVR: First deferred payment of the 2024 STI (17.9% of the 2024 Deferred AVR).

—	2023 Deferred AVR: second deferred payment of the 2023 STI (17.9% of the 2023 Deferred AVR).
— —	2022 Deferred AVR: third payment (20% of the 2022 Deferred AVR). 2021 Deferred AVR: fourth payment (20% of the 2021 Deferred AVR).

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 8

Overview of total remuneration accrued2 by executive directors in 2025

In accordance with the foregoing, the individual remuneration accrued for all items by the executive directors in 2025 is as follows:

(€ thousand, shares and stock options)

	FIXED REMUNERATION						VARIABLE REMUNERATION
Executive directors	Annual Fixed Remuneration (salary)	Other Items [1]	In kind [2]	Pension systems		AVR 2025 Upfront Portion [4]		Deferred AVR 2024 [5]		Deferred AVR 2023 [5]			Deferred AVR 2022 [5]		Deferred AVR 2021 [5]
				Retirement[3]	Death and disability premiums

						€ thousand	shares	€ thousand	shares	€ thousand	shares	stock options[6]	€ thousand	shares	€ thousand	shares

Chair	2,924	41	132	456	236	821	40,850	222	33,410	228	11,862	189,609	243	56,941	235	57,325

CEO	2,179	1,254	128	—	220	614	30,552	166	24,987	170	8,872	141,809	187	43,793	179	43,552

(1)	Vehicle rental and ADSL allowances for the Chair and “Cash in lieu of pension” and mobility allowance for the Chief Executive Officer.

(2)	Health and casualty insurance premiums and non-chargeable tax payments on account practiced by the Bank on insurance premiums.

(3)

Agreed annual contribution to cover the retirement contingency of the Chair (€439 thousand), plus the upward adjustment recorded in 2025 to the “discretionary pension benefits” of €17 thousand, in accordance with the result of the 2024 STI (see section 3.2.A.c).

(4)	Upfront Portion of the 2025 AVR (36%) (which corresponds to the first payment of the 2025 STI) payable in 2026.

(5)	Deferred AVR from previous financial years to be paid and 2026 (see section 3.2. B. c). Cash amounts include the update according to CPI.

(6)

The stock options awarded as part of the 2023 AVR are non-transferable and may only be exercised on their expiration date, which will occur in 2028, provided that the closing price of the BBVA share on that date is above the exercise price. Therefore, as of the date of issuance of this Report, the stock options have not generated any profit and it is not possible to estimate it.

2 In accordance with CNMV Circular 4/2013, for the purposes of this Report, remuneration accrued or vested in 2025 means fixed remuneration paid in 2025 and, in the case of variable remuneration, that with regard to which vesting has occurred by the date of the Report as, once the 2025 financial year has ended, its amount has been determined and it has been verified that ex post adjustments (including malus arrangements) preventing or limiting its payment to the beneficiary do not apply, therefore being payable in 2026.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 9

B. Remuneration of non-executive directors 2025

The remuneration accrued by non-executive directors in 2025 is the result of the implementation of the Directors’ Remuneration Policy approved by the General Meeting held on March 17, 2023.

Non-executive directors	Annual fixed allowance 2025[1] (€ thousand)	Remuneration in kind 2025[2] (€ thousand)	Theoretical shares allocated in 2025[3]	Theoretical shares accumulated as of December 31, 2025

José Miguel Andrés Torrecillas	625	10	10,930	158,385

Jaime Caruana Lacorte	449		7,959	114,269

Enrique Casanueva Nárdiz	302	18	3,894	3,894

Sonia Dulá	302		5,279	10,321

Raúl Galamba de Oliveira	512		8,944	49,135

Belén Garijo López	342	18	6,598	117,191

Connie Hedegaard	195		3,410	10,587

Lourdes Máiz Carro	238	24	4,159	81,136

Cristina de Parias Halcón	218	20	2,915	2,915

Ana Peralta Moreno	238	10	4,159	51,872

Ana Revenga Shanklin	386		6,364	37,525

Carlos Salazar Lomelín	172		2,998	24,010

Jan Verplancke	214		3,747	44,370

Total	4,193	103	71,356	705,610

(1)	Includes amounts corresponding to the positions on the Board and its various Committees, the composition of which was last modified on April 26, 2024.

(2)

Healthcare and casualty insurance premiums. The remaining non-executive directors also have a casualty insurance, which, as it does not individually reach an amount of €1 thousand, is not included in this table.

(3)

Under this system, the number of theoretical shares allocated to each non-executive director in 2025 is equivalent to 20% of the annual fixed cash allowance received by each of them in 2024, based on the average closing price of BBVA shares during the 60 trading sessions prior to the Annual General Meeting of March 21, 2025, which was €11.45 per share. In accordance with the provisions of the Policy, the delivery of BBVA shares in a number equivalent to the theoretical shares accumulated by each non-executive director will only take place after they cease to be directors, provided this is not due to a serious dereliction of duties.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 10

C. New directors’ remuneration policy 2026-2029

In accordance with the provisions of Article 529 novodecies of the revised text of the Corporate Enterprises Act, approved by Royal Legislative Decree 1/2010 of 2 July (the “Corporate Enterprises Act”), a new remuneration policy for BBVA directors will be submitted for approval to the BBVA General Shareholders’ Meeting in 2026, to be applied for financial years 2026, 2027, 2028 and 2029.

The new Policy is the result of continuous reflection, oversight and analysis carried out by the Remuneration Committee and the Board of Directors over the past few years. The high level of shareholder support received in 2023, further reinforced by the consultative votes on the Annual Report on the Remuneration of BBVA Directors for the 2023 and 2024 financial years, along with BBVA’s ongoing and constructive dialogue with its shareholders, investors, and other stakeholders, the Group’s strong performance, and the Bank’s robust corporate culture, have confirmed the effectiveness and proper functioning of the current remuneration model.

Notwithstanding the foregoing, as part of the evolution and constant improvement of BBVA’s Corporate Governance System, of which remuneration policies are a fundamental part, on the occasion of the need to approve a new Remuneration Policy for BBVA Directors, a review has been carried out to identify possible improvements to be implemented.

In particular for the definition of the changes incorporated in the new policy, the Board of Directors and the Remuneration Committee have taken into consideration the following matters, which are described in more detail in the section 6.1. of this Report:

BBVA Group performance and results
New Strategic Plan 2025-2029
Transformation of the banking business, external competitiveness and retention of talent
Strengthening alignment with prudent and effective risk management
Conditions of remuneration and employment of the workforce

In light of the above, and after a thorough review, the Remuneration Committee and the Board of Directors have resolved an update of the executive directors’ remuneration scheme, also considering that, since their appointment, at the end of 2018, the total target remuneration of the Chair and the Chief Executive Officer has not increased. However, during this period, the BBVA Group has undergone a profound transformation and has had a very positive performance, with record results that have significantly exceeded the established targets.

In this context, and in line with best practices and the suggestions of our shareholders and investors, to strengthen the link between remuneration and results, long-term value creation and the alignment with their interests, the new Policy modifies the compensation structure to increase the proportion of the long-term incentive and the variable remuneration in shares or instruments linked to shares.

In this way, the long-term incentive and the short-term incentive now represent, each of them, 50% of the annual variable remuneration, compared to the former policy in which the long-term incentive was 36% and the short-term incentive was 64%.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 11

This comes together with an increase of the proportion of variable remuneration compared to fixed remuneration, still maintaining an adequate balance (57%-43%), and an update of the remuneration amounts, with the increase mainly placed on target annual variable remuneration of executive directors and, to a lesser extent, on annual fixed remuneration.

Likewise, the fixed allowances that executive directors had under the previous policy are now included in their annual fixed remuneration, to simplify their remuneration scheme, and the percentage of annual fixed remuneration allocated to the Chief Executive Officer’s “Cash in lieu of pension” is reduced, to ease the effect of the inclusion of the former mobility allowance in the annual fixed remuneration.

The foregoing, leads to a total update of the executive directors’ remuneration of 10% in the case of the Chair and 17% in the case of the Chief Executive Officer.

Lastly, a new liquidity threshold is introduced for the accrual of annual variable remuneration (ex ante adjustment), which will also apply to the rest of the Group’s workforce, with the aim of strengthening the alignment of remuneration with prudent and effective risk management and enhancing its linkage to the Risk Appetite Framework.

All of it results in a remuneration scheme that further fosters alignment with our shareholders and investors’ interests, with the overall objective of strengthening long-term value creation and risk-alignment, as well as ensuring competitiveness of remuneration.

Regarding the remuneration scheme for non-executive directors provided for in the new Policy for 2026, it remains unchanged with respect to that provided for in the Policy applicable in 2025.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 12

1. Introduction

This report has been prepared in accordance with the provisions of Article 541 of the Corporate Enterprises Act and in accordance with the provisions of the Circular 4/20133, of the National Securities Market Commission (“CNMV”) in free format and respecting the minimum content provided for in the aforementioned Circular.

The Board of Directors of BBVA, at its meeting held on the February 9, 2026, at the proposal of the Remuneration Committee, has approved this Annual Report on Remuneration of BBVA Directors (the “Report”), whose purpose is to disclose complete, clear and understandable information on the remuneration policy applicable to the members of the Board of Directors of BBVA in the current financial year (2026), together with a global summary on the application of the remuneration policy during the last completed financial year (2025), and the details of the individual remuneration accrued for all items by each of the directors in said financial year.

The BBVA Directors’ Remuneration Policy applicable in 2025 is the one approved by the General Shareholders’ Meeting held on March 17, 2023. For the 2026 financial year, the Board of Directors of BBVA, on the proposal of the Remuneration Committee, has approved a new BBVA directors’ remuneration policy, which will be submitted for approval to the Company’s Annual General Shareholders’ Meeting, for its application during the 2026, 2027, 2028 and 2029 financial years.

Likewise, this Report includes information on the BBVA Group General Remuneration Policy approved by the Board of Directors on March 29, 2023, at the proposal of the Remuneration Committee and following analysis by the Risk and Compliance Committee (the “Group General Remuneration Policy). This policy is based on the same principles that govern the Directors’ Remuneration Policy, and also sets forth the specific provisions applicable to the Identified Staff, in which members of BBVA’s Senior Management are included.

This Report, along with the CNMV Statistical appendix set out in section 5, has been disclosed as “other relevant information” simultaneously with BBVA’s Annual Corporate Governance Report and will be submitted to an advisory vote as a separate item on the agenda of the 2026 Annual General Meeting of Shareholders. This Report is also included by reference, in a separate section, in the management report accompanying the annual financial statements of BBVA and the consolidated annual financial statements of the BBVA Group for the 2025 financial year.

Annex 1 “Reconciliation with the CNMV model provided for in Circular 4/2013”, specifies the location in this Report of the information established in each section of the standardized electronic format published by the CNMV.

This document should be read together with BBVA’s Directors’ Remuneration Policy as well as with the Note 54 to the consolidated annual financial statements of the BBVA Group for the 2025 financial year, which also discloses, individually and by item, the directors’ remuneration for 2025.

These documents, as well as this Report, are available on the Bank’s website as of the call of the General Meeting (https://accionistaseinversores.bbva.com).

3 Circular 4/2013, of 12 June, of the National Securities Market Commission, establishing the templates of the annual report on the remuneration of directors of listed companies and of the members of boards of directors and control committees of savings banks that issue securities admitted to trading on official securities markets (the “CNMV Circular 4/2013”).

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 13

2. Directors’ Remuneration Policy applicable in 2025

The Policy applicable to directors in the 2025 financial year is the one approved by the General Meeting held on March 17, 2023, which is available on the Bank’s website4.

In line with the provisions of the Bylaws, the Policy distinguishes between the remuneration system applicable to directors in their capacity as such (non-executive directors) and that applicable to executive directors, and contains different measures to promote prudent risk management and align remuneration with the long-term interests of the Company.

This Policy is one of the elements designed by the Board of Directors as part of the Bank’s Corporate Governance System, and has been defined within the framework of corporate legislation and the specific regulations applicable to credit institutions, while also considering local and international best practices and recommendations regarding remuneration and the result of the ongoing dialogue that BBVA maintains with its shareholders, investors, and other stakeholders.

The Policy applicable to the members of the Board of Directors is based on the following principles, which also govern the BBVA Group General Remuneration Policy, generally applicable to all employees of the Group:

●	long-term value creation;

●	achieving results through a sound and responsible risk-taking;

●	attracting and retaining best talent;

●	rewarding the level of responsibility and professional career;

●	ensuring internal equity, external competitiveness and equal pay for men and women;

●	encouraging responsible conduct and fair treatment of clients, as well as avoiding conflicts of interest; and

●	ensure the transparency of the remuneration model.

The principles set out above lead to a Directors’ Remuneration Policy that:

●	contributes to the business strategy of BBVA and its Group, and to the achievement of its objectives, values and interests, as well as to value creation and long-term sustainability;

●

it is compatible with, and promotes, prudent and effective risk management, and does not offer incentives for risk-taking that exceeds the level tolerated by the Institution or the Group, consistent with the BBVA Group’s risk strategy and culture;

●

is clear, comprehensible and transparent, with a simple wording that enables understanding of the various elements that make up the remuneration system and the conditions for its award, vesting and payment. To that end, it clearly distinguishes between the criteria for determining fixed remuneration and variable remuneration and is transparent in setting objectives and parameters for its calculation;

4https://shareholdersandinvestors.bbva.com/wp-content/uploads/2023/02/12_BBVA_Directors_Remuneration_Policy_Agenda_item_4.pdf

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 14

●

provides for a competitive remuneration system, with the aim of attracting and retaining the best talent and adequately rewarding the duties performed and the level of dedication and responsibility required of the directors;

●	is gender-neutral, as it provides for equal compensation for the same duties, or duties of equal value, and does not establish any difference or discrimination on the basis of gender;

●

includes measures to avoid conflicts of interest, promoting the independence of judgment of those involved in decision-making and in the oversight and control of management and the establishment of remuneration systems, which do not include variable remuneration in the case of non-executive directors; and incorporating predetermined calculation rules that prevent discretion in their application; and

●

aims to ensure that remuneration is not based exclusively or primarily on quantitative criteria, taking into account appropriate qualitative criteria that reflect compliance with applicable regulations.

2.1. Decision-making process for the approval of the Policy

In accordance with the provisions of the BBVA Board of Directors’ Regulations, the Board has, among other functions, that of approving the directors’ remuneration policy, for the purpose of submitting it to the General Shareholders’ Meeting.

Meanwhile, the Remuneration Committee assists the Board in matters relating to remuneration and is responsible for proposing to the Board of Directors the director’s remuneration policy, along with its corresponding report, for their submission to the General Shareholders’ Meeting.

In addition, as part of the decision-making process in remuneration matters, the Remuneration Committee is supported by the Risk and Compliance Committee, which is also involved in establishing the remuneration policy, verifying that it is compatible with adequate and effective risk management and that it does not offer incentives for risk-taking that exceeds the level tolerated by the Group.

The Remuneration Committee is also tasked with ensuring compliance with the remuneration policies established by the Company and reviewing them periodically, proposing, where appropriate, any modifications that it deems necessary to ensure, inter alia, that they are adequate for the purposes of attracting and retaining the best talent, that they contribute to the creation of long-term value and adequate risk management and control, and that they address the principle of equal pay.

In application of the provisions of Articles 511 bis and 529 novodecies of the Corporate Enterprises Act, the Directors’ Remuneration Policy applicable in 2025 was submitted, as a separate item on the agenda, for approval at the Bank’s General Shareholders’ Meeting held on March 17, 2023, which approved it with a 95.03% majority of votes in favor.

The Remuneration Committee has the faculty to propose to the Board of Directors or, where applicable, to the General Meeting where required by law, the implementation of any amendments or exceptions to the Policy that may be necessary during its term. More precisely, the Policy provides that the Board of Directors, following analysis and a proposal by the Remuneration Committee, may resolve to make temporary derogations to the Policy in connection with the accrual, award, vesting, and/or payment of all components provided for in the Policy, if this proves necessary in order to better serve the long-term interests and sustainability of the Company as a whole or to ensure its viability.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 15

2.2. Remuneration system for executive directors in 2025

Pursuant to the Policy, executive directors have their own remuneration system, defined in accordance with best market practices, the concepts of which are included in Article 50 bis of the Bylaws and correspond to those that also apply, generally, to the members of BBVA’s Senior Management.

2.2.1. Elements of the remuneration system for executive directors 2025

Item	Features and amounts in accordance with the Policy and contractually

Annual Fixed Remuneration (AFR) (Salary)	– Chair (Carlos Torres Vila): €2,924 thousand. – Chief Executive Officer (Onur Genç): €2,179 thousand. – Adequate to the functions performed and the level of responsibility of the executive directors.

Remuneration in kind	– In line with the benefits recognized for Senior Management. – See breakdown of amounts corresponding to 2025 in section 3.2 A. b.

Contribution to pension systems

Retirement

–   Chair: pension commitment to cover the contingency of retirement:

–   Defined contribution scheme (agreed annual contribution of €439 thousand (15% AFR) (see breakdown for 2025 in section 3.2. A. c.).

–   Benefit to be received, in the form of income or capital, upon reaching the legal retirement age, provided that termination does not occur due to a serious dereliction of duties.

–   There is no possibility of receiving the pension in advance.

–   Chief Executive Officer: the Bank has not assumed any retirement commitments.

Death and disability

–   The Bank pays the insurance premiums for the coverage of death and disability contingencies for both executive directors.

–   See the breakdown of premiums in 2025 in section 3.2. A. c.

Other fixed allowances	– Chair: allowances applicable to Senior Management (vehicle rental and ADSL). – Chief Executive Officer: – Cash in lieu of pension (€654 thousand) (30% of AFR). – Mobility allowance (€600 thousand).

Annual Variable Remuneration (AVR)

–   Target AVR (Target STI + Target LTI)

–   Minimum profit and capital ratio thresholds for the accrual of the AVR (ex ante adjustments) and initial award of the LTI.

–   Calculation of the STI and LTI based on the results of Annual and Long-Term Indicators (financial and non-financial), according to pre-established targets, scales of achievement and weightings.

–   STI and LTI equivalent to the Target STI and Target LTI if 100% of the targets are achieved.

–   Scales of achievement limited to 150%.

–   More than 50% of the AVR will be paid in shares or instruments.

–   At least 60% of the AVR is deferred over five years.

–   Ex post risk adjustments to the Deferred AVR in the event of capital and liquidity thresholds are not reached.

–   Malus and clawback arrangements for 100% of the AVR (both in cash and in shares or instruments).

–   Retention of shares or instruments for, at least, one year after delivery.

Chair

Target AVR: €3,572 thousand

–   Target STI (64%): €2,286 thousand

–   Target LTI (36%): €1,286 thousand

Chief Executive Officer

Target AVR: €2,672 thousand

–   Target STI (64%): €1,710 thousand

–   Target LTI (36%): €962 thousand

–   See breakdown of the 2025 AVR amount in section 3.2. B a.

Non-compete agreement

–   Two years of duration following termination of office of the executive director.

–   Payment of one AFR for each year of duration of the agreement.

–   Provided that the termination does not occur due to retirement, disability or serious dereliction of duties.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 16

As for the rest of the members of the Identified Staff, and in compliance with the provisions of the European prudential regulations applicable to the Bank as a credit institution, the Policy establishes that the total remuneration of executive directors shall be duly balanced between fixed and variable components.

To this end, the Directors’ Remuneration Policy establishes the theoretical relative proportion between the main fixed and variable components of remuneration of BBVA’s executive directors (“target ratios”), which take into account both the role carried out by the executive directors and their impact on the Group’s risk profile, as defined for the rest of the Identified Staff:

Executive Director	Annual Fixed Remuneration	Target Annual Variable Remuneration

Chair	45%	55%

Chief Executive Officer	45%	55%

The Annual Variable Remuneration of executive directors is subject to the same accrual, award, vesting and payment rules applicable to the Annual Variable Remuneration of the Identified Staff, albeit with certain specificities due to their status as directors. Thus, among others, in order to align remuneration with effective risk management, the Policy includes the following rules:

Accrual and award of Annual Variable Remuneration

In order to ensure alignment and linkage with the results and long-term sustainability of the Institution, the annual variable remuneration of executive directors will not accrue, or will be reduced upon accrual, in the event that a certain level of profits and capital ratio approved by the Board of Directors is not reached, which are equally applicable to the rest of the Group’s workforce.

Likewise, the annual variable remuneration will be reduced at the time the executive directors’ performance is assessed, in the event of a downturn in the Group’s results or other parameters, such as the level of achievement of budgeted targets.

In line with the corporate variable remuneration model applicable to the BBVA Group’s workforce, the annual variable remuneration of the executive directors includes a short-term incentive that is awarded annually and reflects performance, as measured through the achievement of targets set to assess the results obtained in each year for a series of indicators aligned with the most relevant management metrics and with the strategic priorities defined by the Group (the “Short-Term Incentive” or “STI”).

In addition, the annual variable remuneration of executive directors includes a long-term incentive that reflects performance over a multi-year horizon, with the determination of its final amount depending on the result of a series of long-term indicators, with multi-year targets, which allow for an assessment of the results and compliance with the Group’s strategy in the long-term (the “Long-Term Incentive” or “LTI”).

The annual variable remuneration will be aligned with the applicable regulatory framework, as well as with the principles governing the Directors’ Remuneration Policy. In no event will variable remuneration limit the Group’s capacity to strengthen its capital base in accordance with regulatory requirements, and it will take into account current and future risks as well as the cost of capital and liquidity that are necessary, reflecting performance that is sustainable and commensurate to risk.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 17

Short-Term Incentive

The STI of each executive director will be calculated taking as reference the Target STI established for each of them, which represents the amount of the STI in the event that 100% of the pre-established targets are achieved (the “Target STI”), based on:

(i.)

a set of metrics or indicators (both financial and non-financial) subject to an annual measurement period, which take into account the strategic priorities established by the Group, as well as current and future risks (the “Annual Indicators”); and

(ii.)	the corresponding scales of achievement, the weighting assigned to each Annual Indicator and the targets set for each of them.

The amount of the STI may range between 0% and 150% of the Target STI.

All the foregoing, as established annually by the Board of Directors, at the proposal of the Remuneration Committee.

Long-Term Incentive

As in the case of the STI, the LTI of each executive director will only be awarded, once the financial year to which it corresponds has ended, if the Group reaches the profit and capital ratio thresholds approved annually by the Board of Directors for the accrual of the Annual Variable Remuneration. Its final amount will be calculated taking the Target LTI established for each executive director as a reference, which represents the amount of the LTI in the event that 100% of the pre-established targets are achieved (the “Target LTI”), based on:

(i.)

a set of metrics or indicators (both financial and non-financial), with targets set at the time of the LTI initial award, that take into account the strategy defined by the Group and the creation of value in the long-term (the “Long-Term Indicators”); and

(ii.)	the corresponding scales of achievement, the weighting assigned to each Long-Term Indicator and the targets set for each of them.

The final amount of the LTI may range between 0% and 150% of the Target LTI.

All the foregoing, as established annually by the Board of Directors, at the proposal of the Remuneration Committee.

The sum of the amounts awarded for the STI and the LTI will constitute the Annual Variable Remuneration of each executive director for the financial year.

Vesting and payment of the Annual Variable Remuneration

Once the Annual Variable Remuneration has been awarded in the financial year following the one to which it corresponds, in accordance with the rules described above, a percentage not exceeding 40% will vest and be paid, if the relevant conditions are met, as a general rule, in the first quarter of the financial year (the “Upfront Portion” of the AVR). The Upfront Portion will be composed solely of a percentage of the STI.

In order to ensure that the actual payment of the Annual Variable Remuneration takes place over a period that takes into account the Bank’s business cycle and its risks, the remaining amount, meaning at least 60% of the Annual Variable Remuneration, will be deferred over a period of five years and will be paid, if the relevant conditions are met, once each of those five years has elapsed (the “Deferred Portion” of the Annual Variable Remuneration, the “Deferred Annual Variable Remuneration” or the “Deferred AVR”). In no event will this Deferred Portion be paid out faster than on a pro-rata basis.

Within this deferral period, the part of the AVR corresponding to the LTI will only start to be paid once the measurement period for the Long-Term Indicators has ended (the result of which will determine the final amount of the LTI). Therefore, the LTI will form part of the Deferred Portion of the AVR of each executive director.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 18

Payment in shares or instruments linked to shares

The Upfront Portion of the Annual Variable Remuneration will be paid 50% in cash and 50% in BBVA shares, while the Deferred Portion will be paid 40% in cash and 60% in BBVA shares and/or in instruments linked to BBVA shares.

Accordingly, part of the Deferred AVR may be delivered in BBVA stock options or other types of share-linked instruments.

Retention period of shares or instruments

Shares or instruments received as Annual Variable Remuneration shall be withheld for one year running from date of delivery. The foregoing shall not apply to those shares that are sold in order to meet the payment of taxes accruing on delivery of the shares.

Ex-post risk adjustments to the Deferred Portion of the Annual Variable Remuneration

To ensure that the Annual Variable Remuneration is commensurate with the Group’s risks, the Deferred Portion may undergo certain ex post risk adjustments, meaning that it will not vest, or may be reduced, if certain capital and liquidity thresholds are not met.

To this end, each year the Board of Directors shall, at the proposal of the Remuneration Committee, and following an analysis by the Risk and Compliance Committee, establish the capital and liquidity thresholds which, depending on the level reached, may lead to a reduction, possibly to zero, of the Deferred AVR (both in cash and in shares or instruments) awarded pursuant to the Policy and that vests and becomes payable in each financial year.

In this way it is ensured that the Annual Variable Remuneration is paid only if it is sustainable in view of the Bank’s payment capacity, based on its prevailing capital and liquidity position. The Board of Directors, at the proposal of the Remuneration Committee, and following an analysis by the Risk and Compliance Committee, shall also determine the relevant scales of reduction associated with these thresholds and decide whether the aforementioned ex post risk adjustments should be made and, if so, the amount of the Deferred Portion of the Annual Variable Remuneration that should be reduced.

Malus and clawback arrangements

The entire Annual Variable Remuneration of the executive directors, both in cash and in BBVA shares or instruments linked to BBVA shares, will be subject to reduction and recovery arrangements (“malus” and “clawback”) during the entire period of deferral and retention of the shares or instruments, on the same terms as those applicable to the rest of the Identified Staff.

The malus and clawback arrangements will be triggered in the event of a downturn in the financial performance of the Bank as a whole, or of a particular unit or area thereof, or of the exposures created by an executive director, when such downturn in financial performance arises from a set of circumstances set out in the Policy. In addition, such clauses may also be triggered in the event that any such circumstances cause a significant reputational damage to the Bank, regardless of the financial impact caused.

Furthermore, pursuant to the US regulations applicable to the Bank in this matter, the Policy includes an additional triggering event in the malus and clawback clause, applicable to executive directors and to the rest of Senior Management, should the Bank be required to prepare an accounting restatement to correct a material error in the financial statements that would have given rise to the award and/or payment of variable remuneration that was erroneously calculated.

Limit on variable remuneration

The variable component of the remuneration for a financial year will be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the BBVA General Shareholders’ Meeting resolves to increase this percentage up to a maximum of 200%, all in accordance with the procedure and requirements set forth in applicable regulations.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 19

Prohibition of hedging strategies

The use of personal hedging strategies and insurance relating to variable remuneration and liability that could undermine the effects of alignment with prudent risk management is prohibited.

The rules for the accrual, award, vesting and payment of the Annual Variable Remuneration of executive directors set forth in the Policy applicable for 2025 are illustrated below as an example:

The Policy also includes further restrictions on the transferability of shares or instruments linked to shares derived from variable remuneration, in line with the provisions of Recommendation 62 of the CNMV’s Code of Good Governance for Listed Companies.

Thus, executive directors may not transfer BBVA shares or instruments linked to BBVA shares derived from the settlement of variable remuneration until a period of at least three years has elapsed, unless the director in question maintains, at the time of the transfer, through the ownership of shares, options or other financial instruments, a net economic exposure to the variation in the price of the shares for a market value equal to at least twice their Annual Fixed Remuneration through ownership of shares, options or other financial instruments. The foregoing shall not apply to any shares that the director needs to dispose of in order to cover the costs associated with their acquisition or, subject to approval by the Remuneration Committee, in the event of extraordinary situations that require it.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 20

2.2.2. Main terms and conditions of the executive directors’ contracts 2025

The remuneration, rights and economic compensations of each executive director are determined on the basis of their level of responsibility and the duties they perform, and are competitive in comparison to those of equivalent functions at the group of main peer institutions. These terms and conditions are reflected in their respective contracts, which are approved by the Board of Directors on the proposal of the Remuneration Committee.

Under the Policy, the main features of the executive directors’ contracts are as follows:

— They have an indefinite term.

— They do not establish any prior notice, tenure or loyalty clauses.

— They include a post-contractual non-compete clause.

— They do not include commitments to make severance payments.

— They include a welfare component, according to the individual circumstances of each executive director, including appropriate insurance and pension systems.

Pension commitments undertaken in favor of executive directors

The Bank has undertaken pension commitments to cover the contingency of retirement of the Chair. These commitments have the following main characteristics, in line with those undertaken with the other members of the Bank’s Senior Management:

— They consist of defined-contribution systems whereby the annual pension contributions made to cover the contingency of retirement are established in advance (15% of the Annual Fixed Remuneration).

— They do not provide for the possibility of receiving the retirement pension in advance.

In the case of the Chief Executive Officer, the Bank has not undertaken any retirement pension commitments, having agreed instead to pay him an annual cash amount (“cash in lieu of pension”) equivalent to 30% of its Annual Fixed Remuneration.

In addition, the Bank has undertaken commitments in favor of both the Chair and the Chief Executive Officer to cover the contingencies of death and disability, on the terms set out below.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 21

Commitments undertaken with the Chair

Contingency of retirement

—

The Chair is entitled to a retirement pension upon reaching the retirement age established by law. The amount of this pension will be equal to the sum of the contributions made by the Bank and their corresponding yields up to that date. If the contractual relationship is terminated before he reaches retirement age for reasons other than serious dereliction of duties, he will remain entitled to the benefit, which will be calculated on the basis of all contributions made by the Bank up to that date plus the corresponding cumulative yield, without the Bank being required to make any additional contributions as of that date.

—	The annual agreed contribution amounts to €439 thousand (15% of his Annual Fixed Remuneration).

—

Meanwhile, for the purposes of Bank of Spain Circular 2/2016, 15% of the annual contribution will be considered “discretionary pension benefits” and therefore will be based on variable components, being subject to the relevant provisions set out for these instruments in that Circular.

—

More precisely, the final amount of the “discretionary pension benefits” will be determined by reference to the result of the Short-Term Incentive accrued by the Chair in each financial year and will form part of the total amount of variable remuneration for the purposes of the maximum limit between fixed and variable remuneration. In addition, the accrued amount of “discretionary pension benefits” will be subject to a five-year retention period from the time the Chair ceases to render services to the Bank for any reason, it will be paid entirely in BBVA shares and may be subject to reduction or recoupment by virtue of the malus and clawback clauses provided for in the Directors’ Remuneration Policy, during said retention period. See section 3.2.A c) “Contributions to pension systems – 2025” for a breakdown of the annual contribution to the retirement pension of the Chair in 2025, in application of the system previously described.

—	The benefit may be received in the form of income or capital.

—	They do not provide for the possibility of receiving the retirement pension in advance.

—	Receipt of the benefit is conditional on his termination of office not being due to a serious dereliction of duties.

Contingencies of death and disability

—

Death while serving in his role will entitle his widow to an annual widow’s pension and each of his children to an annual orphan’s pension, until they reach the age of 25, in an amount equal to 50% and 20% (40% in the case of total orphaning), respectively, of his Annual Fixed Remuneration.

—

These pensions would be paid from the total fund accumulated for the retirement pension at that time, with the Bank assuming the amount of the corresponding annual insurance premiums to complete the benefit coverage. The cumulative benefits of the widow’s and orphan’s pension may not exceed 150% of the Annual Fixed Remuneration.

—	In the event of total or absolute permanent disability while in office, he will be entitled to receive an annual pension equal to 60% of his Annual Fixed Remuneration.

—

Payment of this pension shall be made, firstly, from the total fund accumulated for the retirement pension at that time, with the Bank assuming the corresponding annual insurance premiums to top up the pension coverage.

—

In the event of death while in a situation of disability, his widow will be entitled to an annual widow’s pension and each of his children will be entitled to an annual orphan’s pension until they reach the age of 25, for an amount equivalent to 85% and 35% (40% in the event of total orphaning), respectively, of the disability pension that the deceased was receiving at that time. Such reversion will be in any case limited to 150% of the disability pension itself.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 22

Commitments undertaken with the Chief Executive Officer

The Bank has not undertaken any retirement commitments in favor of the Chief Executive Officer, although his contract recognizes the right to an annual sum in cash instead of a retirement benefit (“cash in lieu of pension”), in an amount equal to 30% of his Annual Fixed Remuneration.

Contingencies of death and disability

— In the event of death while in office, his widow will be entitled to an annual widow’s pension and each of his children will be entitled to an annual orphan’s pension until they reach the age of 25, for an amount equivalent to 50% and 20% (30% in the event of total orphaning), respectively, of the Annual Fixed Remuneration of the previous 12 months, with the Bank assuming the corresponding annual insurance premiums to guarantee the benefit coverage. The cumulative benefits of the widow’s and orphan’s pension may not exceed 100% of the Annual Fixed Remuneration for the previous 12 months.

— In the event of total or absolute permanent disability while in office, he will be entitled to receive an annual pension in an amount equal to 62% of his Annual Fixed Remuneration for the previous 12 months. This pension will revert to his spouse and children in the event of death in the percentages cited above but shall be limited in all cases to 100% of the disability pension, with the Bank assuming the amount of the corresponding annual insurance premiums to guarantee the benefit coverage.

2.2.3. Other terms and conditions of the executive directors’ contracts 2025

Complementary allowance to the Chief Executive Officer’s fixed remuneration

The Chief Executive Officer’s contract provides that he is entitled to an annual cash sum as a mobility allowance, in line with the commitments that may be made in favor of expatriate members of Senior Management. This allowance amounts to €600 thousand per year.

Post-contractual non-compete

arrangements

The executive directors’ contracts also include a post-contractual non-compete arrangement, effective for a two-year period after they cease to serve as BBVA executive directors, provided that they do not leave due to retirement, disability or serious dereliction of their duties. As consideration, executive directors will receive compensation from the Bank in an amount equivalent to one time their Annual Fixed Remuneration for each year of the duration of the arrangement, which will be payable monthly.

Termination of the contractual relationship

The contracts of executive directors do not include the right to a severance payment in the event of termination of their contractual relationship.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 23

2.3. Remuneration system for non-executive directors 2025

In accordance with the Policy and Article 33 bis of the Bylaws, the remuneration system for non-executive directors is based on the criteria of responsibility, dedication and incompatibilities inherent to the role they undertake, and consists only of fixed remuneration, comprising the following items:

Item	Payment	Other features
Annual fixed allowance

Monthly and in cash for the position of member of the Board and member or chair of the various Committees and, as the case may be, for the performance of other duties (such as the position of Lead Independent Director or Deputy Chair).

Overall limit approved by the General Meeting: €6 million annually. See amounts for 2025 in Sections 3.3. A and B.
Remuneration in kind	The Bank pays the corresponding premiums of healthcare and casualty insurance.

Fixed remuneration system with deferred delivery of BBVA shares	Annual allocation of a number of theoretical shares, with effective delivery of BBVA shares after the director ceases to hold office for any reason other than a serious dereliction of duties.	Allocation of theoretical shares equivalent to 20% of the annual fixed allowance in cash received in the previous financial year.

Amounts corresponding to the annual fixed allowance approved by the Board of Directors

Role	€ thousand

Member of the Board of Directors	129

Member of the Executive Committee	167

Chair of the Audit Committee	165

Member of the Audit Committee	66

Chair of the Risk and Compliance Committee	214

Member of the Risk and Compliance Committee	107

Chair of the Remuneration Committee	107

Member of the Remuneration Committee	43

Chair of the Appointments and Corporate Governance Committee	115

Member of the Appointments and Corporate Governance Committee	46

Chair of the Technology and Cybersecurity Committee*	107

Member of the Technology and Cybersecurity Committee	43

Deputy Chair	50

Lead Independent Director	80

*	At the date of this Report, the position of Chair of the Technology and Cybersecurity Committee is not remunerated as the Chair of the Board of Directors holds this position.

These amounts were approved by the Board of Directors on May 29, 2019, on the proposal of the Remuneration Committee, following analysis of the corresponding market comparisons.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 24

3. Result of the application of the Policy in 2025

The Directors’ Remuneration Policy applied during the last financial year (2025) was the one approved by the Bank’s Annual General Shareholders’ Meeting held on March 17, 2023, the scheme and characteristics of which have been set forth in section 2 above.

Below is the detail of how the Policy was applied in 2025, following the process established for such purpose in the Policy itself and in the Regulations of the Board of Directors and of the Remuneration Committee, regarding which no deviation has occurred during the year. Nor have any temporary derogations to the Policy been applied, as no circumstances have arisen that would advise or justify such derogations, in accordance with the procedure provided therein.

The Remuneration Committee has directly led and overseen the application of the Directors’ Remuneration Policy and the process for determining the individual remuneration of directors. During the 2025 financial year, this Committee carried out, among others, the activities detailed below, submitting to the Board of Directors, as appropriate, the corresponding proposals.

3.1. Activity of the Corporate Bodies in 2025 in relation to the Director’s Remuneration Policy

Implementation, supervision and monitoring of the Directors’ Remuneration Policy

During the 2025 financial year, the Remuneration Committee and the Board of Directors carried out the necessary tasks for the implementation, supervision and monitoring of the provisions of the Directors’ Remuneration Policy.

Thus, the Board of Directors analyzed the following matters, approving the corresponding resolutions, in accordance with the proposals or reports submitted, in each case, by the Remuneration Committee, which were elaborated following a preliminary analysis, discussion and interaction with the executive team.

Remuneration matters for executive directors

— Once the Net Attributable Profit and Capital Ratio thresholds established for the accrual of the 2024 AVR and the initial award of the 2024 LTI had been met, the Board of Directors approved the initial award of the 2024 AVR of the executive directors. This AVR was composed of: (i) the STI for financial year 2024, calculated on the basis of the results of the Annual Indicators and in accordance with the corresponding scales of achievement, according to the weighting attributed to each indicator and based on the targets set for each of them; and (ii) the LTI for financial year 2024 under the maximum achievement level scenario (150%), although its final amount will depend on the results of the Long-Term Indicators, the achievement range of which is between 0% and 150%.

— Approved the payment of the Upfront Portion of the AVR for financial year 2024 to be paid in 2025 which corresponded to the first payment of the 2024 STI.

— Approved the targets and scales of achievement of the Long-Term Indicators for the 2024 LTI of executive directors, which are also applicable to the rest of the Identified Staff, including members of Senior Management.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 25

—

Approved the payment to the executive directors of the 2023, 2022, 2021 and 2019 Deferred AVR which was due in 2025, in accordance with the remuneration policies applicable in those financial years, once the Audit Committee and the Appointments and Corporate Governance Committee, within the scope of their respective powers, and the Board itself, had verified that the malus arrangements provided for in the applicable remuneration policies for those years did not apply.

—

Approved the minimum thresholds of Net Attributable Profit and Capital Ratio for the accrual of the 2025 AVR of the executive directors, in line with those applied for the rest of the BBVA Group staff, which would also be used to determine the initial award of the LTI that forms part of the 2025 AVR.

—

Approved the Annual Indicators for the 2025 STI and their respective weightings, as well as the Long-Term Indicators to calculate the final amount of the 2025 LTI and their weightings; the latter ones being also applicable to the rest of the Identified Staff, including members of Senior Management.

—	Approved the targets and scales of achievement of the Annual Indicators for the 2025 STI of the executive directors.

—

Approved the thresholds and reduction scales for the capital and liquidity indicators, the result of which may determine possible ex post risk adjustments to the Deferred Portion of the 2023 and 2024 AVR of the executive directors, to be paid, as the case may be, in 2026; all of which applies equally to the rest of the Identified Staff, including the members of Senior Management.

Remuneration matters for non-executive directors

—

Pursuant to the Bylaws framework and the Directors’ Remuneration Policy, in accordance with the fixed remuneration system with deferred delivery of BBVA shares applicable to non-executive directors, the Board of Directors approved the allocation to each non-executive director beneficiary of the system of a number of theoretical shares equivalent to 20% of the annual fixed allowance in cash received in the previous financial year.

Supervision of the implementation of remuneration policies and the process for identifying the Identified Staff

—

Following an analysis by the Remuneration Committee, the Board of Directors analyzed the result of the internal, central and independent assessment carried out by the Internal Audit area on the implementation of the BBVA Directors’ Remuneration Policy and the BBVA Group General Remuneration Policy in financial year 2024.

—

The Board of Directors was also informed, following an analysis by the Remuneration Committee, of the development and outcome of the process for identifying the Identified Staff of BBVA and its Group for the financial year 2025, including the number of employees identified in each area of the Group.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 26

Resolution proposals to the General Shareholders’ Meeting

The Board of Directors resolved to submit the following proposals to the 2025 Annual General Shareholders’ Meeting:

Approval of a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration for certain members of the Identified Staff

—

The approval of a maximum level of variable remuneration of up to 200% of the fixed component of total remuneration applicable to a maximum of 309 members of the Identified Staff, including directors and members of Senior Management; submitting also the corresponding report for the shareholders regarding this resolution, in accordance with the proposal of the Remuneration Committee. This resolution was approved by the 2025 General Shareholders’ Meeting with 98.76% votes in favour.

Annual Report on the Remuneration of BBVA Directors for 2024

—

The advisory vote on the Annual Report on the Remuneration of BBVA Directors for 2024, based on the text proposed by the Remuneration Committee and drawn up in accordance with the provisions of CNMV Circular 4/2013 and in compliance with Section 541 of the Spanish Corporate Enterprises Act, which was approved by the 2025 General Shareholders’ Meeting with 95.58% votes in favour.

For further details on the activities carried out by the Remuneration Committee in 2025, please refer to the Committee’s 2025 activity report, which is published on the Bank’s website.

New BBVA director’s remuneration policy for 2026-2029

In accordance with the provisions of Section 529 novodecies of the Corporate Enterprises Act, in the 2026 financial year, a new BBVA director’s remuneration policy must be submitted for approval to the BBVA’s General Shareholders’ Meeting.

To that end, in the 2025 financial year, the Remuneration Committee has carried out its review and analysis works regarding the Policy, for the purposes of presenting the corresponding proposal, together with its specific report, to the Board of Directors, for its subsequent submission to the 2026 General Shareholders’ Meeting.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 27

3.2. Remuneration accrued by executive directors in 2025

In accordance with the remuneration system described in the Section 2.2., the breakdown of individual remuneration accrued by executive directors in 2025 is as follows:

A. FIXED REMUNERATION 2025

a) Annual Fixed Remuneration 2025

Annual Fixed Remuneration (Salary) (€ thousand)

Chair	2,924

Chief Executive Officer	2,179

These amounts are reflected for each executive director in section C.1.a) i) “Salary” from the CNMV Statistical Appendix included in section 5 of this Report.

b) Remuneration in kind 2025

In 2025, the Bank paid the following amounts as remuneration in kind to executive directors, which correspond to healthcare and casualty insurance premiums and to the non-chargeable tax payments made by the Bank on insurance premiums.

Remuneration in kind (€ thousand)

Chair	132

Chief Executive Officer	128

These amounts are reflected for each executive director in section C.1.a) iv) “Breakdown of other items” of the CNMV Statistical Appendix included in section 5 of this Report.

c) Contributions to pension systems 2025

The pension-related commitments with the executive directors are reflected in their respective contracts, which are approved by the Board of Directors. The main terms and conditions of these contracts are disclosed in section 2.2.2.

In particular, the Bank has undertaken pension commitments to cover the contingency of retirement of the Chair. The Bank has not undertaken any retirement commitments in favor of the Chief Executive Officer, instead paying him an annual sum in cash (“cash in lieu of pension”) equal to 30% of his Annual Fixed Remuneration.

In financial year 2025, the Bank made the following contribution to cover the contingency of retirement as contractually agreed with the Chair:

Pension system for retirement contingency (€ thousand)

Annual contribution		Funds accumulated as of 31/12/2025

Chair	456	29,821

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 28

Pursuant to the Policy, in 2025, the annual contribution agreed to cover the contingency of the Chair’s retirement was €439 thousand, which represents 15% of the Chair’s Annual Fixed Remuneration.

Meanwhile, in accordance with the Policy, 15% of the agreed annual contribution to the Chair’s retirement pension qualifies as “discretionary pension benefits” and is, therefore, linked to variable components and subject to the conditions and requirements relating to delivery in shares, retention and malus and clawback provided for this kind of remuneration in the applicable regulations.

For this reason, of the annual pension contribution for 2024 financial year (€439 thousand), 15% (€66 thousand) was recorded as “discretionary pension benefits” (which was already reported by the Bank at 2024 year-end). Following the end of the 2024 financial year, this amount was adjusted in view of the result of the Chair’s 2024 STI, which resulted in an upward adjustment to the pension contribution to be made in 2025 of €17 thousand. In accordance with the above, the amount of €456 thousand was recorded in 2025.

These amounts are reflected in section C.1. a) iii) “Savings systems with non-vested economic rights” of the CNMV Statistical Appendix included in section 5 of this Report.

Likewise, in 2025 the Bank has paid the annual insurance premiums to cover the death and disability contingencies of executive directors:

Insurance premiums to cover the death and disability contingencies (€ thousand)

Chair	236

Chief Executive Officer	220

These amounts are reflected in section C.1. a) iv) “Breakdown of other items” of the CNMV Statistical Appendix included in section 5 of this Report.

d) Other fixed allowances 2025

The Chair has received €41 thousand for vehicle rental and ADSL allowances.

The Chief Executive Officer received a cash payment in lieu of pension (“cash in lieu of pension”) in the amount of €654 thousand and an annual mobility allowance in the amount of €600 thousand.

These amounts are reflected in section C.1. a) i) “Other items” from the CNMV Statistical Appendix included in the section 5 of this Report.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 29

B. VARIABLE REMUNERATION 2025

a) Annual Variable Remuneration 2025

The Directors’ Remuneration Policy contains rules for calculating the Annual Variable Remuneration that preclude the use of discretionary criteria, thereby aiming to prevent conflicts of interest, and that ensure the alignment of remuneration with the Institution’s business strategy and its long-term objectives, values and interests.

In accordance with the Directors’ Remuneration Policy approved at the General Meeting on March 17, 2023, the Annual Variable Remuneration of the executive directors for financial year 2025 comprises two components: a Short-Term Incentive and a Long-Term Incentive, the features and rules on accrual, award, vesting and payment of which have been set out in section 2.2.1.

2025 Short-Term Incentive

The Short-Term Incentive, in line with the corporate model applicable to the rest of the Group’s employees, is calculated on the basis of a “target” short-term incentive determined by the Board of Directors, at the proposal of the Remuneration Committee, which represents the amount of Short-Term Incentive if the event 100% of the pre-established targets are met.

For 2025, the Target Short-Term Incentive of each executive director is as follows:

Target Short-Term Incentive 2025 (€ thousand)

Chair	2,286
Carlos Torres Vila

Chief Executive Officer	1,710
Onur Genç

Annual Indicators 2025 STI

The Annual Indicators used to calculate the Short Term Incentive for the 2025 financial year and their related weightings were approved by the Board of Directors, at the proposal of the Remuneration Committee, at the beginning of the 2025 financial year.

Each Annual Indicator has an associated target and a scale of achievement, approved by the Board of Directors, following a report from the Remuneration Committee, at the beginning of the 2025 financial year, that take into account the targets set for the main management metrics.

The amount of the STI, in accordance with the corresponding scales of achievement, may range from 0% to 150% of the Target STI. Therefore, the maximum STI pay opportunity for each executive director is limited to 1.5 times their Target STI.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 30

In order to monitor the level of progress towards the execution of the strategic priorities, a set of strategic metrics or indicators have been defined, both financial and non-financial, which are integrated into the Group’s various management processes, such as the planning and budgeting process, in the prioritization of resources and investments, and which are also used for the purposes of the variable remuneration system. Therefore, the indicators used to calculate the Short-Term Incentive are linked to the Bank’s strategic priorities.

In this way, the indicators are aligned with the Group’s most relevant management metrics and are commensurate with the duties performed by the executive directors. In particular, they relate to capacity to generate profits, growth in enterprise segments, efficiency, return on capital, the current and future risks implicit in the results, the degree of customer satisfaction, growth in customers and the channeling of sustainable business.

The Annual Indicators for the calculation of the 2025 STI of the executive directors are as follows:

ANNUAL INDICATORS (TARGETS 2025)	WEIGHTING
RORC	35%
Net Attributable Profit	15%
Entreprises Fee Income	10%
Net Promoter Score (NPS)	15%
Target customers	15%
Channeling of sustainable business	10%

ANNUAL INDICATORS STI 2025
RORC	The RORC ratio (return on regulatory capital) measures profitability in relation to the regulatory capital needed to meet the CET1 ratio fully-loaded objective. Its calculation formula is as follows:	“Promote a value and capital creation mindset”
Net Attributable Profit Group average regulatory capital

Explanation of the formula: the numerator is the net attributable profit for remuneration purposes described below and the denominator is the average regulatory capital of the Group, defined as risk-weighted assets multiplied by the target CET1 fully-loaded ratio, plus regulatory deductions plus differences of perimeter in equity between regulatory and accounting view minus Solvency minority interests.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 31

ANNUAL INDICATORS STI 2025

Net Attributable Profit	The net attributable profit is the net attributable profit (loss) of the Group’s consolidated income statement from continued operations and profit after tax from discontinued operations. For remuneration purposes, the profit (loss) is calculated excluding the Group’s non-recurring results’ amounts from the net attributable profit of the Group’s consolidated income statement.	“Promote a value and capital creation mindset”

Enterprises Fee Income	A new Enterprises Fee Income indicator has been included for the calculation of 2025 AVR, which measures net fees (collected less paid) generated by the wholesale business—that is, by customers included in the Corporate & Investment Banking and Enterprises & Institutional Banking areas. The purpose of its incorporation is to drive business activity with enterprises, fostering growth and greater product diversification (“cross-sell”), in line with the strategic priority of scaling up all enterprise segments.	“Scale up all enterprise segments”
NPS

The Net Promoter Score (NPS) aims to provide information on the level of recommendation of clients for different segments in a differentiated manner (Customers and SMEs), as well as the factors that contribute to such a decision.

The achievement of this indicator at Group level is calculated as the weighted average over the net margin of the level of achievement obtained by the different countries according to the targets set for each of them for the different segments in each financial year.

For determining the level of achievement of the indicator both its absolute and relative results will be taken into account, in a different proportion, which may vary in accordance with the position that BBVA maintains in each country in the ranking with its peers in the last two years (assessed year and the previous year). Thus, in both cases, the results of the indicator (both absolute and relative) will be measured against the established targets.

“Embed a Radical Client Perspective in all we do”

Target Customers

The Target customers indicator allows to monitor the growth of the group of relevant customers in each country, that is, those customers in which the Group wants to grow and retain, in different segments (Consumers, SMEs, Enterprises & Institutions Banking and Corporate & Investment Banking), because it considers them of high value, either for their level of assets, liabilities or transactionality with BBVA.

The achievement of this indicator at Group level is calculated as the sum of the achievements of each of the segments, weighted according to their weight in the indicator. In the case of the Consumers, SMEs and Enterprises & Institutional Banking segments, their achievement is calculated as the weighted average by net margin of the achievements obtained by the different countries based on the targets approved by each of them for the different segments in each financial year. In the case of the Corporate & Investment Banking segment, achievement is measured at a global level, based on the target established.

“Embed a Radical Client Perspective in all we do”

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 32

ANNUAL INDICATORS STI 2025

Channeling of sustainable business

This indicator measures the amount of sustainable business channeled by BBVA in the environmental field (which includes climate and natural capital) and in the social field. It is directly related to the Bank’s strategic priority to “Boost sustainability as a growth engine”.

It is considered as channeling of sustainable business all channeling of financial cash flows, in a cumulative way, in relation with activities, clients or products considered sustainable or that drive sustainability in accordance with internal standards (inspired in existing regulations, market standards such as the Green Bond Principles, Social Bond Principles and Sustainability Linked Bond Principles of the International Capital Markets Association, as well as the Green Loan Principles, Social Loan Principles and the Sustainability Linked Loan Principles of the Loan Market Association) and best market practices. The foregoing is understood without prejudice to the fact that said channeling, both initially and subsequently, may not be registered in the income statement. For the determination of the amounts of sustainable business channeled, internal criteria based both on internal and external information, whether public, or made available by clients or by a third party (mainly data providers and independent experts) is used.

“Boost sustainability as a growth engine”

The targets, scales of achievement and weightings established for each Annual Indicator by the Board of Directors in 2025 were as follows:

ANNUAL INDICATORS STI (2025 TARGETS)

Indicator	Weighting	Scale	Achievement level	Indicator	Weighting	Scale		Achievement level
Return on Regulatory Capital (RORC)		≥22.26%	150%	Net Promoter Score			150	150%
	35%	19.36%	100%		15%		100	100%
		≤13.55%	0%				0	0%
Net Attributable Profit		≥ € 11,093M	150%	Target customers			150	150%
	15%	€ 9,646M	100%		15%		100	100%
		≤ € 6,752M	0%				0	0%
Enterprises Fee Income		≥ € 2,703M	150%	Channeling of sustainable business		≥	€158,746M	150%
	10%	€ 2,350M	100%		10%		€114,740M	100%
		≤ € 1,645M	0%				≤ €83,463M	0%

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 33

Link between the STI and the results of the BBVA Group in 2025

The detail of the results obtained by each of the Annual Indicators approved by the Board of Directors for the calculation of the 2025 Short-Term Incentive of executive directors are shown below:

2025 STI

2025 Annual Indicators	Result	Target	Level of achievement

RORC	21.13%	19.36%	123%

Net Attributable Profit	€10,511M	€9,646M	122%

Enterprises Fee Income	€2,577M	€2,350M	110%

Net Promoter Score (NPS) [1]	91	100	91%

Target customers [1]	112	100	112%

Channeling of sustainable business	€133,778M	€114,740 M	122%

Final level of achievement			115%

(1)

For the NPS and Target customers indicators, country-level targets have been set. The Group’s achievement for these indicators is calculated as the weighted average over the net margin of the level of achievement obtained by the countries.

For the purposes of determining the level of achievement of these indicators, following the end of the 2025 financial year, the results for each of them were compared with the previously established targets and, depending on their degree of achievement (measured against the previously established scales of achievement) and taking into account the weighting assigned to each indicator over the total of the Target Short-Term Incentive, the amounts of the Short-Term Incentive for each beneficiary were determined.

Thus, the results obtained in 2025 for the various Annual Indicators reflect an achievement, at an aggregate level, of 115%, which multiplied by the Target Short-Term Incentive results in the following amounts:

2025 STI RESULT (€ thousands)

Chair (Carlos Torres Vila)	2,627

Chief Executive Officer (Onur Genç)	1,965

2025 Long-Term Incentive

The Long-Term Incentive is awarded only if the Group reaches the profit and capital ratio thresholds approved in 2025 by the Board of Directors for the accrual of the AVR.

Its final amount is calculated taking as a reference the Target LTI determined for each executive director, which represents the amount of the LTI in the event that 100% of the pre-established targets are achieved, and based on the result of the Long-Term Indicators, taking into account the targets, scales of achievement and weightings assigned to each of them.

For 2025, the Target Long-Term Incentive of each executive director is as follows:

TARGET LTI 2025 (€ thousand)

Chair (Carlos Torres Vila)	1,286

Consejero Delegado (Onur Genç)	962

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 34

Long-Term Indicators 2025 LTI

The Long-Term Indicators for the calculation of the 2025 Long-Term Incentive and their corresponding weightings were approved by the Board of Directors, following a report from the Remuneration Committee, at the start of the financial year 2025. These indicators will also be used to calculate the Long-Term Incentive for the rest of the Identified Staff.

As in the case of the Annual Indicators, the indicators for the calculation of the Long-Term Incentive are also strategic indicators that the Bank uses to monitor the progress made toward the strategic priorities, and are an integral part of the Group’s various management processes.

Thus, in order to drive the achievement of these strategic objectives, the financial Long-Term Indicators will prioritize sustained profitability over time and the creation of value for shareholders and the Institution. Meanwhile, the non-financial indicators are linked to the Bank’s sustainability goals and objectives, particularly in relation to climate and social matters.

LONG-TERM INDICATORS 2025 LTI (TARGETS AS OF 2028)

Tangible Book Value per Share	It represents the shareholder’s tangible net worth as it determines the value of the company obtained “on book” or accounting value for each security held by the shareholder, in the event of liquidation. Its calculation formula is as follows:
(TBV per share)
Shareholder’s funds + Accumulated other comprehensive income – Intangible assets
Number of shares outstanding – Treasury shares

Both the numerator and denominator take into account period-end balances.

For remuneration purposes, the impact that distributions to shareholders may have on the TBV per share indicator is neutralized.

For these purposes, the amounts distributed as dividends and share buyback programs, are added to the numerator. Likewise, the number of shares bought back by the Institution are included in the denominator.

For the 2023 and 2024 LTIs the indicator is calculated in the same way.

For the measurement of the indicator of the 2025 LTI, the compound annual growth rate (CAGR) for the period between January 1, 2025 and December 31, 2028 will be considered.

“Promote a value and capital creation mindset”

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 35

LONG-TERM INDICATORS 2025 LTI (TARGETS AS OF 2028)

Relative Total Shareholder Return	Relative TSR measures the evolution in the total return for the shareholder as the sum of the appreciation in the share price plus dividends.

(Relative TSR)

For these purposes, the evolution in said indicator for BBVA is compared with that of the Euro Stoxx Banks index during the measurement period.

For the measurement of the indicator, both for the start date (January 1, 2025) and the end date (December 31, 2028) of the measurement period, the average price of 31 trading sessions (the 15 sessions before and the 15 sessions after the date in question) of both the index and BBVA will be considered.

Euro Stoxx Banks is used as the reference index to compare BBVA’s TSR performance against that of its peers because it is an index that specifically represents the banking sector in the Eurozone and, therefore, includes institutions subject to the same supervision and regulation as BBVA. In addition, the use of an index ensures a more objective and neutral measure of market performance.

“Promote a value and capital creation mindset”

Decarbonization of the portfolio	This indicator measures the degree of compliance with the decarbonization targets for certain sectors (i.e. Oil & Gas, Power generation, Automotive, Steel, Cement and Coal) for which the Bank has published specific targets. Each sector has a specific weighting in the overall calculation. Therefore, the final achievement of the indicator will be the sum of the achievement of each sector weighted accordingly based on its weight. Targets for the sectors comprising this indicator are presented this year as the percentage to be achieved in 2028 over the reduction targets set for the period running from December 31, 2022 (baseline scenario) to December 31, 2030.	“Boost sustainability as a growth engine”

Percentage of women in management positions	This indicator measures the evolution in the percentage of women in the workforce who are part of the BBVA Group’s management team. For the measurement of the indicator, that percentage of women as of December 31, 2028 will be considered. The management team at year-end 2025 was composed of 6,206 people, representing 4.88% of the workforce. This indicator is fully aligned with the strategic priority to “Strengthen our empathy, succeed as a winning team”, guided by the Bank’s Purpose and its values and behaviors. It is also accompanied by other diversity initiatives, including an extensive Talent plan that provides growth opportunities for all.	“Strengthen our empathy, succeed as a winning team”

The final amount of the LTI, in accordance with the corresponding scales of achievement, may range from 0% to 150% of the Target LTI. Therefore, the maximum LTI pay opportunity for each executive director is limited to 1.5 times their Target LTI.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 36

The targets and scales of achievement set for each of the Long-Term Indicators for the calculation of the 2025 LTI for the executive directors and the rest of the Identified Staff, approved by the Board of Directors, are as follows:

LONG-TERM INDICATOR (TARGET AS OF 2028)	Achievement	Weighting

Tangible Book Value per share (TBV per share) (Target on the compound annual growth rate (CAGR) of the TBV)	CAGR 2025-2028	40%

The intermediate points between the segments of the achievement scale are calculated by linear interpolation

CAGR ≤ 8%	0%

CAGR = 12%	90%

CAGR = 15%	100%

CAGR ≥17.2%	150%

LONG-TERM INDICATOR (TARGET AS OF 2028)	Achievement	Weighting

RelativeTotal Shareholder Return (Relative TSR)	TSR Evolution 2025-2028	40%

The intermediate points between the segments of the achievement scale are calculated by linear interpolation

For TSR = 1 + % of variation in the period:

TSR BBVA / TSR Euro Stoxx Banks ≤0.8	0%

TSR BBVA / TSR Euro Stoxx Banks = 0.9	80%

TSR BBVA / TSR Euro Stoxx Banks = 1.02	100%

TSR BBVA / TSR Euro Stoxx Banks ≥ 1.32	150%

As BBVA is an international financial group with a broad geographical diversification and a presence in emerging countries — mainly in Mexico, Turkey and South America—, the volatility that this may imply has been taken into account when establishing the scale of achievement of the indicator.

For results of BBVA’s TSR in relation to Euro Stoxx Banks’ TSR below 0.9 (90%), the achievement will be reduced in 8 points for each percentage point dropped, with no amounts being paid if BBVA’s TSR in relation to Euro Stoxx Banks’ TSR is less than 0.8 (80%).

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 37

LONG-TERM INDICATOR (TARGETS AS OF 2028)	Weighting
Decarbonization of the portfolio

Targets for the sectors comprising this indicator are presented this year as the percentage to be achieved in 2028 over the reduction targets set for the period running from December 31, 2022 (baseline scenario) to December 31, 2030.	15%

The intermediate points between the segments of the achievement scale are calculated by linear interpolation

			Baseline	Final	Total reduction	Achievement
Sector [1]	Weight	Metric	scenario	Scenario	target	(% over total reduction target)

			2022	2030	2022-2030			2028

						0%	50%	100%	150%

Oil and Gas	25%	Absolute upstream emissions [2] (Mn t CO2e)	12.5	9.8	2.7	38%	54%	70%	100%

Power generation	25%	Emission intensity (kg CO2e/Mwh)	212	107	105	66%	75%	84%	100%

Automative	10%	Emission intensity (g CO2/km)	195	110	85	63%	73%	83%	100%

Steel	10%	Emission intensity (kg CO2/t steel)	1,200	984	216	51%	64%	76%	100%

Cement	10%	Emission intensity (kg CO2/t cement)	690	579	111	59%	69%	80%	100%

Coal	20%	Amount committed [3] €Mn	253	0	253	50%	63%	75%	100%

(1)	Each sector has a specific weight in the overall calculation, so the final achievement of the indicator will be the sum of the achievement of each of the sectors weighted by its weight.

(2)	Absolute upstream emissions refer to Oil & Gas exploration and production activities.

(3)	Total amount committed to customers in developed countries of which tight monitoring of progress is required.

Achieving the targets of the Decarbonization of the portfolio indicator depends to a large extent on the actions of third parties, such as customers, agencies, governments and other stakeholders and, therefore, may be materially affected by such actions, as well as by other exogenous factors that do not depend on BBVA or its management. In particular, the availability and reliability of customer data may affect the targets as a result of, among others, changes or recalculation of emission data by third parties, which are necessary for setting the BBVA target. Consequently, the assessment of the achievement of these targets may be reviewed by the Board of Directors, which may adjust it to neutralize such effects, insofar as possible.

LONG-TERM INDICATOR (TARGET AS OF 2028)	Achievement	Weighting

Percentage of women in management positions	A year-end 2028	5%

The intermediate points between the segments of the achievement scale are calculated by linear interpolation

≤ 36%	0%

= 36.6%	50%

= 36.8%	100%

≥ 37.3%	150%

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 38

Result of the 2025 AVR of the executive directors

After verifying compliance with the Net Attributable Profit and Capital Ratio thresholds established for 2025 by the Board of Directors and the level of achievement of the Annual Indicators, the Board of Directors, following a report from the Remuneration Committee, has determined, for each executive director, the amount of the 2025 Short-Term Incentive and the initial award of the 2025 Long-Term Incentive. The final amount of the LTI will depend on the results of the Long-Term Indicators, which may have a level of achievement between 0% and 150%.

2025 Short-Term Incentive

2025 STI RESULT (€ thousand)

Chair (Carlos Torres Vila)	2,627

Chief Executive Officer (Onur Genç)	1,965

2025 Long-Term Incentive

2025 LTI SCENARIOS (€ thousand)	Chair	Chief Executive Officer

Level of achievement of targets: Long-term indicators	LTI	LTI

0%	0	0

100% (ILP Target)	1,286	962

150% (maximum amount if all indicators reach their maximum level)	1,929	1,443

The LTI can only vest at its maximum theoretical amount in the event that the result obtained for all the Long-Term Indicators, measured at 2028 year-end, reaches a degree of achievement of 150%, which would represent an over-achievement of the targets.

Vesting and payment rules applicable to the 2025 AVR

In accordance with the rules described in section 2.2.1., once the amount of the Annual Variable Remuneration corresponding to 2025 (comprised by the STI and the LTI) has been determined, the Upfront Portion, which is exclusively made up of a portion of the STI, will vest and be paid in the first quarter of 2026, 50% in cash and 50% in BBVA shares.

The remaining amount will be deferred over a period of five years and paid, if the relevant conditions are met, once each of the five years of deferral has elapsed, without prejudice to any implicit or explicit adjustments that may apply and to the final result of the LTI.

The part of the AVR corresponding to the LTI will only start to be paid after the Long-Term Indicators targets’ measurement period (to the result of which its final amount is subject) has elapsed.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 39

The Deferred Portion will be paid 40% in cash and 60% in BBVA shares and/or instruments linked to BBVA shares.

In accordance with the provisions of the Policy, for the calculation of the share-based part of both the Upfront Portion and the Deferred Portion, the average closing price of the BBVA share between December 15, 2025 (the year to which the AVR corresponds) and January 15, 2026 (the following year), both inclusive, has been taken as a reference, which has been €20.10 per share.

Pursuant to the Policy, the Board of Directors, on the proposal of the Remuneration Committee, has determined that a portion of the Deferred AVR in shares corresponding to the 2025 STI of the executive directors is awarded in BBVA stock options.

Likewise, in application of the Group General Remuneration Policy, the rest of the Identified Staff will also receive part of their 2025 Annual Variable Remuneration in BBVA stock options, under terms similar to those described for executive directors.

More precisely, it has been determined that from the part to be paid in BBVA shares (60%) in the framework of the second deferred payment of the STI (i.e. after the second year of deferral has elapsed), 42% will be paid in BBVA stock options, while the remaining 18% will be paid in BBVA shares.

The underlying asset of each BBVA stock option is one BBVA share. The number of stock options awarded has been calculated using the fair value of the option, determined on the basis of the reports issued by independent third parties, which is €3.9133.

In accordance with the above, 52,441 stock options have been awarded to the Chair and 39,221 stock options have been awarded to the Chief Executive Officer.

The strike price will be the average closing price of BBVA shares between December 15, 2025 and January 15, 2026, both inclusive, which was €20.10 per share. The stock options will be exercised on their expiration date (February 15, 2030), provided that the closing price of the BBVA share on the expiration date is above the strike price.

The settlement will be carried out on a differences basis and the resulting amount will be delivered to the executive directors in BBVA shares. The number of shares to be delivered is determined using the following formula:

Number of shares =	[Stock Options x (Market Value of the Share – Strike Price)]

Market Value of the Share

Where:

— Nº. of shares: number of BBVA shares, rounding up the excess to the nearest whole number resulting from the exercise of the stock options.

— Stock Options: Total number of stock options exercised at the expiration date.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 40

— Share Market Value: closing price of the BBVA share corresponding to the expiration date. If this date happens to fall on a non-business day for trading purposes, the closing price of the next trading business day on which trading has not been suspended or closed will be considered for these purposes.

— Strike price: the strike price of the stock option will be equivalent to the average closing price for the trading sessions between December 15, 2025 and January 15, 2026 (both inclusive).

In accordance with the foregoing, in 2026 the Upfront Portion (36%) of the 2025 AVR will be paid to the executive directors, with the remaining amount, which includes the LTI initially awarded, being deferred for a period of five years. The LTI will be calculated on the basis of the result of the Long-Term Indicators (after 2028 year-end):

UPFRONT PORTION OF 2025 AVR	First payment 2025 STI

Executive director	Cash (50%) € thousand	Number of Shares (50%)

Chair	821	40,850

Chief Executive Officer	614	30,552

The cash amounts of the Upfront Portion of the 2025 AVR for each executive director are shown in section C.1. a) i) “Short-term variable remuneration” of the CNMV Statistical appendix included as section 5 of this Report. In accordance with the CNMV’s instructions for completing the Statistical appendix, all the shares of the 2025 AVR (both the Upfront and Deferred Portions) are disclosed for each executive director in section C.1. a) ii) “Financial instruments awarded during 2025”. The number of shares pertaining to the Upfront Portion of the 2025 AVR, as well as the price used for its calculation and the “gross profit” taking into account the above data, are reflected for each executive director in the following cells of said section respectively: “Financial instruments vested during the year”, “Price of vested shares” and “Gross profit from vested shares or financial instruments (€thousand)”.

Moreover, the 2025 Deferred AVR is subject to ex post risk adjustments which may involve the reduction, event to zero, of the Deferred Portion whose vesting and payment corresponds in each financial year, if certain capital and liquidity thresholds are not reached, to ensure that payment only occurs if it is sustainable in light of the Bank’s payment capacity, based on its capital and liquidity position at any given time.

To that end, the Board of Directors, at the proposal of the Remuneration Committee, and following analysis by the Risk and Compliance Committee, will establish annually the minimum thresholds that the indicators Common Equity Tier 1 (CET1) Fully Loaded y Liquidity Coverage Ratio (LCR) must reach, for the perception of the 2025 Deferred AVR whose payment is due in each year, as well as its corresponding scales, which may determine its reduction, event to zero.

These thresholds and scales will be determined by reference to the Risk Appetite Framework and supervisory and regulatory requirements at the Group level of the year prior to the one to which the payment is due. The CET1 and LCR indicators for making possible ex post risk adjustments will each have a weighting of 50%.

In any case, the amount of the 2025 Deferred AVR paid in BBVA shares or in instruments linked to BBVA shares that ultimately vests will incorporate the implicit adjustments inherent to the fluctuations of the BBVA share price.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 41

Lastly, the remaining vesting and payment rules for the Annual Variable Remuneration of executive directors set forth in the Policy will apply to the 2025 Annual Variable Remuneration. These rules include the following: (i) the retention of shares and/or instruments received for one year; (ii) hedging and insurance prohibitions; (iii) criteria for updating the deferred cash portion; (iv) malus and clawback arrangements for 100% of the AVR, both in cash and in shares and/or instruments; and (v) variable remuneration limited to 100% of the fixed component of the total remuneration, unless the General Meeting resolves to increase it, up to a maximum of 200%.

The vesting and payment schedule for the 2025 Annual Variable Remuneration (STI + LTI) of executive directors is shown below:

2025 ANNUAL VARIABLE REMUNERATION

2025
2026
2027
2028
2029
2030
2031
2032
Accrual thresholds
Profit and Capital Level
STI
Short-Term Incentive
STI Award
Annual Indicators
36% upfront
50%
50%
10.8% deferred
40%
60%
10.8% deferred
40%
18%
42%
LTI
Long-Term Incentive
LTI Initial Award (150%)
Long-Term Indicators (to determine the final LTI amount)
14.1% deferred
40%
60%
14.1% deferred
40%
60%
14.1% deferred
40%
60%
Determination of the final LTI amount
Cash
Shares
Options
Ex post risk adjustments
Retention of shares or instruments 1 year from delivery
Malus and clawback arrangements

Payment schedule considering the STI accrued (115%) and the LTI under its maximum achievement scenario (150%).
The final amount of the AVR will depend on the outcome of the Long-Term Indicators, which may result in an range of achievement of between 0% and 150%.

b) “Discretionary pension benefits” registered in 2025 to be contributed in 2026

In 2025, in accordance with the Policy, 15% of the annual contribution to cover the Chair’s retirement contingency, i.e, €66 thousand, was recognized as “discretionary pension benefits”. Following the end of the financial year, this amount was adjusted in view of the result of the Chair’s 2025 Short-Term Incentive, yielding a figure of €76 thousand, which represents a positive adjustment of €10 thousand to the initial amount. This amount will be contributed to the accumulated fund in the 2026 financial year and will be subject, like the rest of the “discretionary pension benefits”, to the conditions established for them in the Policy.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 42

c) Deferred Annual Variable Remuneration from previous years, payable in 2026

In accordance with the remuneration policies applicable to executive directors in the financial years 2024, 2023, 2022 and 20215, for the purpose of aligning remuneration with long-term risks and results, at least 60% of the Annual Variable Remuneration for each year was deferred over time.

2024 Deferred Annual Variable Remuneration

A portion of 63% of the 2024 Annual Variable Remuneration of the executive directors was deferred to be paid after each of the five years of deferral (the “2024 Deferred AVR” or “2024 DAVR”). The first two payments correspond to the deferred portion of the Short-Term Incentive. The last three payments correspond to the Long-Term Incentive, which will only begin to be paid once the target measurement period for the Long-Term Indicators to be used to calculate its final amount has elapsed.

In 2026 is due the first deferred payment of the 2024 AVR:

Each of the payments of the 2024 Deferred AVR (both of the STI and LTI), are subject to explicit ex post risk adjustments that may imply the reduction, even up to zero, of the portion whose vesting and payment corresponds in each financial year, if certain capital and liquidity thresholds approved by the Board of Directors are not met:

2024 Deferred AVR (ex-post risk adjustments)

Indicator	Weighting	Result [1] 2025	Reduction threshold 0% 2024 DAVR to be paid in 2026	Ex-post risk adjustment 2024 DAVR to be paid in 2026

CET1 Fully Loaded	50%	13.19% ●	≥ 10.50%	0%

Liquidity Coverage Ratio (LCR)	50%	140.08% ●	≥ 110%	0%

(1)	Calculated as the average of the indicator results for the 12 months of the 2025 financial year.

Based on the results of these capital and liquidity indicators, it has been verified that the approved thresholds have been exceeded, so no reduction shall be made to the portion of the 2024 STI due for payment in 2026 to the executive directors.

5 The 2023 and 2024 Deferred AVR is subject to the BBVA directors’ remuneration policy approved by the General Meeting on March 17, 2023. The 2021 and 2022 Deferred AVR is subject to the BBVA directors’ remuneration policy approved by the General Meeting on April 20, 2021.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 43

For its part, at 2025 year-end, the interim result of the indicators for calculating the 2024 LTI (targets as of the end of 2027) is as follows:

Interim Results 2024 LTI Long-Term Indicators

Long-Term Indicator	Weighting	Results 2024-2025	Target 2027

Tangible Book Value per Share (TBV per share) [1]	40%	CAGR =15.71%	CAGR = 12.00%

Relative Total Shareholder Return (TSR)	40%	TSR BBVA / TSR Euro Stoxx Banks = 1.09	TSR BBVA /TSR Euro Stoxx Banks = 1.02

Long-Term Indicator	Weighting	Result December 31, 2025	Target as of 2027

Decarbonizing the portfolio	15%	97%	66% [2]

Percentage of women in management positions	5%	36.09%	37.00%

(1)

For remuneration purposes, the impact of dividend distribution and share buyback programs is neutralized in the TBV per share result (see definition of the indicator in section 3.2. B. a) Annual Variable Remuneration 2025).

(2)	Percentages to be achieved in 2027 on the reduction targets set for the period from December 31, 2022 (baseline scenario) to December 31, 2030.

2023 Deferred Annual Variable Remuneration

A portion of 63% of the 2023 Annual Variable Remuneration of executive directors was deferred to be paid after each of the five years of deferral (the “2023 Deferred AVR” or “2023 DAVR”). The first two payments correspond to the deferred portion of the Short-Term Incentive. The last three payments correspond to the Long-Term Incentive, which will only begin to be paid once the target measurement period for the Long-Term Indicators to be used to calculate its final amount has elapsed.

In 2026 is due the second deferred payment of the 2023 AVR:

Each of the payments of the 2023 Deferred AVR (both of the STI and LTI), are subject to explicit ex post risk adjustments that may imply the reduction, even up to zero, of the portion whose vesting and payment corresponds in each financial year, if certain capital and liquidity thresholds approved by the Board of Directors are not met:

2023 Deferred AVR (ex-post risk adjustments)
		Result [1]	Reduction threshold 0%	Ex-post risk adjustment
Indicator	Weighting	2025	2023 DAVR to be paid in 2026	2023 DAVR to be paid in 2026

CET1 Fully Loaded	50%	13.19% ●	≥ 10.50%	0%

Liquidity Coverage Ratio (LCR)	50%	140.08% ●	≥ 110%	0%

(1)	Calculated as the average of the indicator results for the 12 months of the 2025 financial year.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 44

Based on the results of these capital and liquidity indicators, it has been verified that the approved thresholds have been exceeded, so no reduction shall be made to the portion of the 2023 STI due for payment in 2026 to the executive directors.

For its part, at 2025 year-end, the interim result of the indicators for calculating the 2023 LTI (targets as of the end of 2026) is as follows:

Interim Results 2023 LTI Long-Term Indicators

Long-Term Indicator	Weighting	Results 2023-2025	Target 2026

Tangible Book Value per Share (TBV per share) [1]	40%	CAGR =16.41%	CAGR = 12.00%

Relative Total Shareholder Return (TSR)	40%	TSR BBVA / TSR Euro Stoxx Banks= 1.29	TSR BBVA / TSR Euro Stoxx Banks = 1.02

Long-Term Indicator	Weighting	Result December 31, 2025	Target as of 2026

Decarbonizing the portfolio [2]	15%	112%	63% [3]

Percentage of women in management positions	5%	36.09%	36.80%

(1)

For remuneration purposes, the impact of dividend distribution and share buyback programs is neutralized in the TBV per share result (see definition of the indicator in section 3.2. B. a) Annual Variable Remuneration 2025).

(2)

The information presented for this indicator is the result of aggregating the different sectors, weighted according to their relative weight. The results at the end of 2025 differ between the 2023 LTI and the 2024 LTI because the targets set for each of them have a different perimeter for the coal sector. The 2023 LTI considers coal customers with limited transition expectations (targeting full decarbonization by 2026), while the 2024 LTI includes coal customers in developed countries subject to close monitoring. Because these are distinct buckets, the interim measurement is not comparable.

(3)	Percentages to be achieved 2026 on the reduction targets set for the period from December 31, 2022 (baseline scenario) to December 31, 2030.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 45

2022 Deferred Annual Variable Remuneration

A portion of 60% of the 2022 Annual Variable Remuneration of the executive directors was deferred, with its payment being due once each of the five years of deferral has elapsed (the “2022 Deferred AVR” or the “2022 DAVR”).

In 2026 is due the third deferred payment of the 2022 Deferred AVR:

The amount of the last three payments of the 2022 Deferred AVR was subject to the outcome of the multi-year performance indicators approved in 2022 so that, if the thresholds set for each of them were not met, the amount of the outstanding 2022 Deferred AVR could be reduced, though never increased.

Therefore, the amount of the outstanding 2022 Deferred AVR has been determined on the basis of the result of the aforementioned multi-year performance indicators, as detailed below, which has been calculated after the end of the third year of deferral (2025), over a measurement period of three years (2023-2025). Based on the outcome of the multi-year performance indicators for the 2022 Deferred AVR, it has been verified that no reduction should be applied to the outstanding amount of the 2022 Deferred AVR:

	Solvency	Liquidity	Profitability
2022 DAVR Multi-year
performance indicators	CET1	LCR	ROTE	TSR [1]
(2023-2025)	Fully Loaded	(Liquidity Coverage Ratio)	(Return on Tangible Equity)	(Total Shareholder Return)

Weighting	40%	20%	30%	10%

Threshold for no reduction	≥9.61%	≥105%	≥3.5%	1st-7th

Result	12.94% ●	144.88% ●	18.67% ●	3rd Position ●

% Reduction 2022 DAVR	0%	0%	0%	0%

(1)

Reference group for TSR purposes: BBVA, Banco Santander, CaixaBank, BNP Paribas, Société Générale, Barclays, HSBC, Lloyds Banking Group, Deutsche Bank, Commerzbank, Unicredito Italiano, Intensa Sanpaolo, ING Group, Scotiabank, and Banorte. BBVA has reached the 3rd position, therefore no reduction is required in the application of the established threshold, as it is among the first 7.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 46

2021 Deferred Annual Variable Remuneration

A portion of 60% of the 2021 Annual Variable Remuneration of the executive directors was deferred, with its payment being due once each of the five years of deferral has elapsed (the “2021 Deferred AVR” or the “2021 DAVR”).

In 2026 is due the fourth deferred payment of the 2021 Deferred AVR:

The amount of the last three payments of the 2021 Deferred AVR was subject to the outcome of the multi-year performance indicators approved in 2021 so that, if the thresholds set for each of them were not met, the amount of the outstanding 2021 Deferred AVR could be reduced, though never increased.

The outcome of the multi-year performance indicators of the 2021 Deferred AVR was calculated in 2025 (once the third year of deferral was completed) over a measurement period of three years (2022-2024), verifying that, according to said result, no reduction had to be applied to the outstanding amount of the 2021 Deferred AVR. The foregoing was disclosed in the annual report on the remuneration of BBVA directors for 2024 financial year, which is published in the Company’s website6.

6https://shareholdersandinvestors.bbva.com/wp-content/uploads/2025/02/12_Annual_Report_on_the_Remuneration_of_BBVA_Directors_Agenda _item_8.pdf

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 47

In accordance with the above, the amounts in cash, shares and, where applicable, stock options derived from the Deferred AVR from previous financial years (2024, 2023, 2022 and 2021), payable to executive directors in 2026 are the following:

Chair	Total Deferred AVR ¹			Deferred AVR to be delivered in 2026					Deferred AVR pending delivery in future financial years

Deferred AVR	Cash (€thousand)	Shares	Stock options	Cash (€ thousand)	Upd. CPI ² (€ thousand)	Shares	Stock options ³	Adjustment	Cash [4] (€ thousand)	Shares	Stock options

2024 STI	431	43,619	165,332	215	6	33,410	-	0%	215	10,209	165,332

2024 LTI [5]	772	119,709	-	-	-	-	-	-	772	119,709	-

2023 STI	431	50,683	189,609	215	13	11,862	189,609	0%	-	-	-

2023 LTI [5]	772	139,119	-	-	-	-	-	-	772	139,119	-

2022	1,112	284,705	-	222	20	56,941	-	0%	445	113,882	-

2021	1,018	286,625	-	204	31	57,325	-	0%	204	57,325	-

Total	4,534	924,460	354,941	857	71	159,538	189,609	-	2,407	440,244	165,332

CEO	Total Deferred AVR ¹			Deferred AVR to be delivered in 2026					Deferred AVR pending delivery in future financial years

Deferred AVR	Cash (€thousand)	Shares	Stock options	Cash (€ thousand)	Upd. CPI ² (€ thousand)	Shares	Stock options ³	Adjustment	Cash [4] (€ thousand)	Shares	Stock options

2024 STI	322	32,622	123,652	161	5	24,987	-	0%	161	7,635	123,652

2024 LTI [5]	577	89,529	-	-	-	-	-	-	577	89,529	-

2023 STI	322	37,906	141,809	161	9	8,872	141,809	0%	-	-	-

2023 LTI [5]	577	104,049	-	-	-	-	-	-	577	104,049	-

2022	855	218,965	-	171	16	43,793	-	0%	342	87,586	-

2021	774	217,760	-	155	24	43,552	-	0%	155	43,552	-

Total	3,427	700,831	265,461	648	54	121,204	141,809	-	1,812	332,351	123,652

(1)	Deferred AVR awarded in each financial year, including payments already made in previous financial years.

(2)	Update (“Upd.”) of cash amounts in application of the Consumer Price Index (CPI).

(3)

In accordance with the vesting and payment schedule established in the Remuneration Policy, the stock options awarded as part of the 2023 Deferred STI will vest in 2026. However, this does not imply the exercise of the stock options. The stock options awarded as part of the 2023 AVR are non-transferable and may only be exercised on the expiration date, which will occur in 2028, provided that the closing price of the BBVA share on that date is above the exercise price.

(4)	These amounts will be updated in accordance with the CPI.

(5)

Considering an achievement level of 150% of the target LTI for each executive director in the 2024 and 2023 LTI of the AVR. The final amount will depend on the results of the long-term indicators once their measurement period has ended, which may fall within an achievement range of between 0% and 150%.

In accordance with the CNMV instructions for completing the CNMV Statistical Appendix included in section 5 of this Report: (i) the cash amounts of the 2024, 2023, 2022 and 2021 DAVR to be paid in 2026, including its update as per CPI, is reflected in section C.1. a) i) “Long-term variable remuneration”; and (ii) the number of shares of the 2024, 2023, 2022 and 2021 DAVR (and share options in the case of the DAVR 2023) to be delivered in 2026 is reflected in section C.1. a) ii) “Financial instruments vested in the financial year”.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 48

Implicit adjustments to the Deferred AVR from previous years payable in 2026

The portion in shares of the Deferred AVR from previous financial years (2024, 2023, 2022 and 2021), the delivery of which corresponds in 2026, reflects the alignment with the interests of shareholders and with the share value.

Executive directors assume the risk derived from the evolution of the share price of the BBVA share during the deferral period, given that the number of shares of the Deferred Portion of the AVR is determined when the remuneration is awarded7. However, they will receive the shares at their market price on the date of delivery of the remuneration, once the corresponding years of deferral have elapsed.

Moreover, the shares derived from Annual Variable Remuneration of executive directors will be subject to a one year retention period after delivery, as well as to the additional restrictions on the transferability of shares set forth in the BBVA Directors’ Remuneration Policy (see section 2.2.1. in fine).

The prices used to determine the number of Deferred AVR	2024 DAVR	2023 DAVR	2022 DAVR	2021 DAVR
shares to be delivered in 2026 were:	9.668 €	8.319 €	5.857 €	5.330 €

For information purposes (as these shares have not yet been delivered), the price used to estimate the “gross profit of the shares” due for delivery in 2026 included in the CNMV Statistical Appendix (section 5 of this Report), has been the average closing price of the BBVA share corresponding to the trading sessions between December 15, 2025 and January 15, 2026, both inclusive, which has been 20.095 €/share.

7 Considering the average closing price of the BBVA share corresponding to the trading sessions between December 15 of the year to which the Deferred AVR corresponds and January 15 of the following year, both included.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 49

3.3. Remuneration accrued by non-executive directors in 2025

In application of the remuneration system described in section 2.3., the breakdown of the individual remuneration accrued by non-executive directors in 2025 is as follows:

A. Annual fixed allowance 2025

									(€ thousand)
						Appointments	Technology	Other positions [2]
				Risk and		and Corporate	and		Total
	Board of	Executive	Audit	Compliance	Remuneration	Governance	Cybersecurity
Non-executive directors [1]	Directors	Committee	Committee	Committee	Committee	Committee	Committee		2025	2024

José Miguel Andrés Torrecillas	129	167	165	—	—	115	—	50	625	625

Jaime Caruana Lacorte	129	167	—	107	—	46	—	—	449	455

Enrique Casanueva Nárdiz [3]	129	—	66	107	—	—	—	—	302	223

Sonia Dulá	129	—	66	107	—	—	—	—	302	302

Raúl Galamba de Oliveira	129	—	—	214	—	46	43	80	512	512

Belén Garijo López	129	167	—	—	—	46	—	—	342	378

Connie Hedegaard	129	—	66	—	—	—	—	—	195	195

Lourdes Máiz Carro	129	—	66	—	43	—	—	—	238	238

Cristina de Parias Halcón [3]	129	—	—	—	—	46	43	—	218	167

Ana Peralta Moreno	129	—	66	—	43	—	—	—	238	238

Ana Revenga Shanklin	129	—	—	107	107	—	43	—	386	364

Carlos Salazar Lomelín	129	—	—	—	43	—	—	—	172	172

Jan Verplancke	129	—	—	—	43	—	43	—	214	214

Total [4]	1,673	500	497	642	278	301	171	130	4,193	4,083

(1)	Includes amounts corresponding to the positions on the Board and on its various Committees, whose composition was last modified on April 26, 2024.

(2)	Amounts corresponding to the positions of Deputy Chair of the Board of Directors and Lead Independent Director.

(3)	Directors appointed by the General Meeting held on March 15, 2024. Remuneration in 2024 corresponding to the period in office during the financial year.

(4)

The total amount for the 2024 financial year does not include the amounts corresponding to the positions on the Board and on the various Committees received by José Maldonado Ramos and Juan Pi Llorens, who ceased to hold office on March 15, 2024, and whose remuneration for these concepts in the 2024 financial year amounted to €85 thousand and €81 thousand, respectively.

The amounts corresponding to 2025 are reflected for each non-executive director in section C.1. a) i) “Fixed Remuneration” and “Remuneration for membership of Board Committees” of the CNMV Statistical Appendix included in the section 5 of this Report.

B. Remuneration in kind 2025

In 2025, the Bank paid remuneration in kind totalling €103 thousand, corresponding to healthcare and casualty insurance premiums for non-executive directors.

These amounts are reflected for each non-executive director in section C.1. a) iv) “Breakdown of other items” of the CNMV Statistical Appendix included in section 5 of this Report.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 50

C. BBVA fixed remuneration system with deferred delivery of shares 2025

	2025		2024
	Theoretical shares	Theoretical shares accumulated	Theoretical shares	Theoretical shares accumulated
Non-executive directors	allocated [1]	as of December 31	allocated [1]	as of December 31

José Miguel Andrés Torrecillas	10,930	158,385	13,407	147,455

Jaime Caruana Lacorte	7,959	114,269	11,350	106,310

Enrique Casanueva Nárdiz [2]	3,894	3,894	—	—

Sonia Dulá	5,279	10,321	5,042	5,042

Raúl Galamba de Oliveira	8,944	49,135	10,423	40,191

Belén Garijo López	6,598	117,191	9,401	110,593

Connie Hedegaard	3,410	10,587	3,914	7,177

Lourdes Máiz Carro	4,159	81,136	5,384	76,977

Cristina de Parias Halcón [2]	2,915	2,915	—	—

Ana Peralta Moreno	4,159	51,872	5,384	47,713

Ana Revenga Shanklin	6,364	37,525	6,947	31,161

Carlos Salazar Lomelín	2,998	24,010	3,882	21,012

Jan Verplancke	3,747	44,370	4,851	40,623

Total [3]	71,356	705,610	79,985	634,254

(1)	The price at which the shares were allocated in 2025 and 2024 was 11.45 and 8.84 euros per share, respectively.

(2)	Directors appointed by the General Meeting on March 15, 2024, so the allocation of theoretical shares was carried out for the first time in 2025.

(3)

The total number of theoretical shares allocated during the 2024 financial year does not include the 7,735 and 8,157 theoretical shares allocated, respectively, to José Maldonado Ramos and Juan Pi Llorens, who left their positions on March 15, 2024, and who, in accordance with the system, received, after their departure, a total of 154,609 and 156,699 BBVA shares, respectively, which is equivalent to the total number of theoretical shares accumulated by each of them up to that date.

The effective delivery of a number of BBVA shares equal to the number of theoretical shares accumulated by each non-executive director, after they cease to hold such office, will only happen provided that this does not occur due to a serious dereliction of duties.

Notwithstanding the fact that this is not a share-based remuneration system, for the purposes of complying with the CNMV’s instructions to complete the CNMV Statistical Appendix included in section 5 in this Report, the theoretical shares allocated annually to non-executive directors have been equated to shares, although they do not correspond to this instrument. The theoretical shares allocated in 2025 are included in section C.1 a) ii) “Financial instruments awarded during the financial year” of the Statistical Appendix.

In accordance with the Policy, the Bank has not undertaken any pension commitments with its non-executive directors.

Year-on-year variation in remuneration accrued by non-executive directors

Total remuneration (€ thousand)	2025	2024 [1]	Variation
Annual Fixed Allowance	4,193	4,250	-1.34%
Remuneration in kind	103	112	-8.04%

(1)

The total amount for the 2024 financial year includes the amounts corresponding to the positions on the Board and on the various Committees received by José Maldonado Ramos and Juan Pi Llorens, who ceased to hold their positions on March 15, 2024.

The year-on-year variation in this remuneration is due to the changes in the composition of the Board and the Board Committees.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 51

3.4. Other matters relating to the 2025 financial year

A. Payments due to termination of contractual relationship

The Bank has not undertaken any commitments to make severance payments to its directors upon termination of their contractual relationship, and nor has it made any other commitments to make payments resulting from the early termination of office.

The directors did not accrue or receive any payment of this kind during the financial year last ended.

B. Post-contractual non-compete agreement

No amount was paid for this item in 2025, as no executive directors ceased to hold such office during the financial year.

C. Loans, advances and guarantees

The directors have not received any remuneration in 2025 derived from the granting of advances, loans and guarantees.

D. Application of malus and clawback clauses

The Policy establishes mechanisms to reduce or recoup up to 100% of the Annual Variable Remuneration of each executive director, through malus and clawback clauses, on the same terms as those applicable to the rest of the Identified Staff. These clauses are set out in the BBVA Directors’ Remuneration Policy published on the Bank’s website.

In 2025, the variable remuneration of executive directors was neither reduced nor clawed back.

E. Remuneration paid by other Group companies

In 2025, non-executive director Carlos Salazar Lomelín received €171 thousand as per diems for the attendance to the meetings of the governing bodies of BBVA México, S.A. de C.V. and Grupo Financiero BBVA Mexico, S.A. de C.V. and the strategy forum of BBVA Mexico, S.A. de C.V.

This amount is included in section C.1. b) i) “Remuneration of directors of the listed company for membership of the management bodies of its subsidiaries i) Remuneration accrued in cash”, of the CNMV Statistical appendix included in section 5 of this Report.

In 2021, the Board of Directors of BBVA authorized the granting by BBVA Mexico of a credit transaction in favor of non-executive director Carlos Salazar Lomelín, for the amount of €909 thousand. Additionally, in 2024, it authorized the granting by BBVA Mexico of a new credit risk transaction in favor of this director, which amounted to €1,906 thousand. Both transactions remain in force as of the date of this Report. However, they do not constitute remuneration, as they were both granted under market conditions and no preferential treatment as a result of his status as a director was given. For this reason, these amounts8 are not included in the CNMV Statistical appendix included in section 5 of this Report.

F. Other remuneration

There are no further remuneration items beyond those described in the preceding paragraphs, nor did the directors accrue any additional, supplementary or different remuneration in the financial year last ended beyond those indicated in this Report.

8 Amounts in euros calculated using the exchange rate of December 31, 2021 (PMX/EUR) and December 31, 2024 (USD/EUR), respectively.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 52

4. BBVA Group General

Remuneration Policy

BBVA has a Group General Remuneration Policy that is generally applicable to all employees and senior managers of BBVA and the companies that comprise its Group and which is geared towards the recurrent creation of value, the execution of the strategy defined by the Group and the alignment of the interests of its employees and shareholders with prudent risk management.

The Group General Remuneration Policy is one of the elements devised by the Board of Directors, as part of the Bank’s Corporate Governance System, to promote proper management and supervision of the Bank and its Group, and is based on the same principles as the Directors’ Remuneration Policy, as described in section 2.

This Policy includes a section containing the specific rules applicable to the Identified Staff of BBVA and its Group, which includes members of the Board of Directors9 and BBVA Senior Management.

These rules have been established in accordance with the regulations and recommendations applicable to the remuneration schemes of such staff and, in particular, with the provisions of Act 10/2014, of June 26, on the regulation, supervision and solvency of credit institutions and its implementing regulations. These rules aim to further align BBVA’s remuneration practices with applicable regulations, good governance recommendations and best market practices.

The result is an incentive scheme specifically designed to align the remuneration of the members of the Identified Staff with value creation, business strategy and the long-term objectives, values and interests of the Group, as well as with prudent risk management, including elements aimed at reducing exposure to excessive risks.

In the total remuneration of the members of the Identified Staff, the fixed and variable components shall be appropriately balanced, ensuring a fully flexible policy with regard to payment of the variable components such that they may be reduced, even to zero.

For these purposes, the Bank has defined “target” ratios between the main components of total remuneration (fixed/variable), taking into account both the duties carried out by each member of the Identified Staff and their impact on the risk profile.

To strengthen the independence and objectivity of the control functions and to better reflect the nature of their duties, the fixed components of their remuneration have a greater weight than the variable components, with the latter being, mostly, related to the specific targets of the function and the individual targets of each beneficiary.

The variable component of remuneration for a given financial year shall be limited to a maximum amount of 100% of the fixed component of total remuneration, unless the General Shareholders’ Meeting resolves to increase this percentage, up to a maximum of 200%.

9 All members of the Board of Directors of BBVA are members of the Identified Staff by virtue of applicable regulations. However, their remuneration is governed by a specific remuneration policy, as described in section 2 of this Report, and they are therefore expressly excluded from the scope of application of the Group General Remuneration Policy.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 53

The Annual Variable Remuneration associated with the corporate model of the members of the Identified Staff will include, as well as that of the executive directors, a Short-Term Incentive and a Long-Term Incentive, for the award of which the profit and capital ratio thresholds approved by the Board of Directors, which constitute a minimum level for the accrual of variable remuneration for all the Group’s employees, must be met.

The rules for the accrual, award, vesting and payment of the Annual Variable Remuneration of the financial year 2025 of the members of the Identified Staff, including Senior Management, are the same as those applicable to executive directors in 2025, although these include certain specific features deriving from their status as directors, and therefore, include:

–

Deferral period: at least 40% of the Annual Variable Remuneration—60% in the case of members of the Identified Staff with particularly high variable remuneration and members of BBVA’s Senior Management—shall be deferred for a period of 4 years. For BBVA’s Senior Management members, as well as for executive directors, the deferral period will be 5 years.

–

Payment in shares or instruments linked to shares: 50% of the Annual Variable Remuneration, including both the Upfront Portion and the Deferred Portion, will be paid in BBVA shares or instruments linked to BBVA shares. For members of Senior Management, as well as for executive directors, the percentage will be 50% of the Upfront Portion and 60% of the Deferred Portion.

–

Retention period for the shares or instruments: shares or instruments awarded as Annual Variable Remuneration will be withheld for one year from the date of delivery. The foregoing shall not apply to those shares that need to be sold, if applicable, in order to meet the payment of taxes accruing on the delivery of the shares or instruments.

–

Prohibition of hedging strategies: the use of personal hedging strategies and insurance relating to variable remuneration and liability that could undermine the effects of alignment with prudent risk management is prohibited.

–

Ex post risk adjustments: the Deferred Portion of the Annual Variable Remuneration may undergo certain ex post risk adjustments, under the same terms as for the executive directors, meaning that it will not vest, or may be reduced, if certain capital and liquidity thresholds are not met.

–

Malus and clawback arrangements: the entire Annual Variable Remuneration of the members of the Identified Staff, both the part in cash and the part in BBVA shares or instruments linked to BBVA shares, will be subject to reduction and recoupment arrangements over the entire period of deferral and retention of the shares or instruments.

As a result, the BBVA Group has been implementing a consistent remuneration policy over time that contributes to the execution of the strategy and sustainable performance, and that is aligned with the long-term interests of the Institution, the interests of its shareholders and prudent risk management.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on BBVA directors’ remuneration	p. 54

5. CNMV Statistical Appendix

B. Overall summary of how the Remuneration Policy was applied during the year ended

B.4 Report on the result of the consultative vote of the General Shareholders’ Meeting on the annual report on remuneration in the previous year, indicating the number of votes in favor, votes against, abstentions and blank ballots issued:

	Number	% of the total
Votes cast	4,202,061,744	72.91
	Number	% of votes cast
Votes against	164,013,378	3.90
Votes for	4,016,314,360	95.58
Blank votes		0.00
Abstentions	21,734,006	0.52

BBVA shareholders have consistently shown a significant percentage of support for the remuneration proposals put forward by the Board of Directors, at the proposal of the Remuneration Committee. In particular, the Annual Report on the Remuneration of Directors for the 2024 financial year received 95.58% support at the Annual General Shareholders’ Meeting held on March 21, 2025.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on BBVA directors’ remuneration	p. 55

C. Details of the individual remuneration of each of the directors

Name	Type	Accrual period financial year 2025
Carlos Torres Vila	Executive Chair	From 01/01/2025 to 31/12/2025
Onur Genç	Chief Executive Officer	From 01/01/2025 to 31/12/2025
José Miguel Andrés Torrecillas	Independent Deputy Chair	From 01/01/2025 to 31/12/2025
Jaime Félix Caruana Lacorte	Independent director	From 01/01/2025 to 31/12/2025
Enrique Casanueva Nárdiz	Independent director	From 01/01/2025 to 31/12/2025
Sonia Lilia Dulá	Independent director	From 01/01/2025 to 31/12/2025
Raúl Catarino Galamba de Oliveira	Lead Independent Director	From 01/01/2025 to 31/12/2025
Belén Garijo López	Other non-executive director	From 01/01/2025 to 31/12/2025
Connie Hedegaard Koksbang	Independent director	From 01/01/2025 to 31/12/2025
María Lourdes Máiz Carro	Independent director	From 01/01/2025 to 31/12/2025
Cristina de Parias Halcón	Other non-executive director	From 01/01/2025 to 31/12/2025
Ana Cristina Peralta Moreno	Independent director	From 01/01/2025 to 31/12/2025
Ana Leonor Revenga Shanklin	Independent director	From 01/01/2025 to 31/12/2025
Carlos Vicente Salazar Lomelín	Other non-executive director	From 01/01/2025 to 31/12/2025
Jan Paul M. Verplancke	Independent director	From 01/01/2025 to 31/12/2025

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on BBVA directors’ remuneration	p. 56

C.1 Complete the following tables regarding the individual remuneration of each director (including remuneration for the executive functions) accrued during the year

a) Remuneration from the company subject of this report:

i) Remuneration accrued in cash (€ thousand)

Name	Fixed remuneration	Attendance fees	Remuneration for membership of board committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance payments	Other items	Total 2025	Total 2024

Carlos Torres Vila				2,924	821	927		41	4,713	4,729

Onur Genç				2,179	614	701		1,254	4,748	4,787

José Miguel Andrés Torrecillas	179		447						626	626

Jaime Félix Caruana Lacorte	129		320						449	456

Enrique Casanueva Nárdiz	129		173						302	223

Sonia Lilia Dulá	129		173						302	302

Raúl Catarino Galamba de Oliveira	209		303						512	512

Belén Garijo López	129		213						342	378

Connie Hedegaard Koksbang	129		66						195	195

María Lourdes Máiz Carro	129		109						238	238

Cristina de Parias Halcón	129		89						218	196

Ana Cristina Peralta Moreno	129		109						238	238

Ana Leonor Revenga Shanklin	129		257						386	364

Carlos Vicente Salazar Lomelín	129		43						172	172

Jan Paul M. Verplancke	129		86						215	215

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on BBVA directors’ remuneration	p. 57

The figures included in this table may show non-significant variations with respect to other public documents containing information on the remuneration of BBVA directors due to the need to complete this Report using figures in thousands of euros.

The amounts included in the “Short-term variable remuneration” and “Long-term variable remuneration” cells for executive directors relate to:

●

Short-term variable remuneration: Upfront Portion of the 2025 Annual Variable Remuneration in cash, payable in 2026.

●

Long-term variable remuneration: Deferred Portion of the Annual Variable Remuneration from previous financial years, in cash, payable in 2026, including its update as per CPI:

-  first payment of the Deferred Portion of the 2024 AVR (17.9% of the 2024 DAVR, assuming the maximum achievement level scenario of the 2024 LTI: 150% of the Target LTI);

-  second payment of the Deferred Portion of the 2023 AVR (17.9% of the 2023 DAVR), assuming the maximum achievement level scenario of the 2023 LTI: 150% of the Target LTI));

-  third payment of the Deferred Portion of the 2022 AVR (20% of the 2022 DAVR); and

-  fourth payment of the Deferred Portion of the 2021 AVR (20% of the 2021 DAVR).

The remuneration included under “Other items” corresponds to the vehicle rental and ADSL allowances in the case of the Chair and, in the case of the Chief Executive Officer, to the commitment assumed relating to the payment of an annual amount, in lieu of a contribution to cover the retirement contingency (“cash in lieu of pension”), in an amount equivalent to 30% of the Annual Fixed Remuneration in force at any given time, and an annual amount as a mobility allowance.

ii) Table of evolution in share-based remuneration schemes and gross profit from vested shares or financial instruments

		Financial instruments at the beginning of 2025		Financial instruments awarded during 2025		Financial instruments vested during the financial year				Instruments expired and not exercised	Financial instruments at the end of 2025

Name	Name of the Plan	No. of instruments	No. of Equivalent Shares	No. of instruments	No. of Equivalent Shares	No. of instruments	No. of equivalent/ vested shares	Price of vested shares	Gross profit from vested shares or financial instruments (€ thousand)	No. instruments	No. of instruments	No. of Equivalent Shares

Carlos Torres Vila	2025 AVR in shares			117,644	117,644	40,850	40,850	20.10	821		76,794	76,794

	2025 AVR in options			52,441	52,441						52,441	52,441

	2024 AVR in shares	163,328	163,328			33,410	33,410	20.10	672		129,918	129,918

	2024 AVR in options	165,332	165,332								165,332	165,332

	2023 AVR in shares	150,981	150,981			11,862	11,862	20.10	238		139,119	139,119

	2023 AVR in options	189,609	189,609			189,609					189,609	189,609

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on BBVA directors’ remuneration	p. 58

		Financial instruments at the beginning of 2025		Financial instruments awarded during 2025		Financial instruments vested during the financial year				Instruments expired and not exercised	Financial instruments at the end of 2025

Name	Name of the Plan	No. of instruments	No. of Equivalent Shares	No. of instruments	No. of Equivalent Shares	No. of instruments	No. of equivalent/ vested shares	Price of vested shares	Gross profit from vested shares or financial instruments (€ thousand)	No. instruments	No. of instruments	No. of Equivalent Shares

	2022 AVR in shares	170,823	170,823			56,941	56,941	20.10	1,145		113,882	113,882

	2021 AVR in shares	114,650	114,650			57,325	57,325	20.10	1,152		57,325	57,325

Onur Genç	2025 AVR in shares			87,986	87,986	30,552	30,552	20.10	614		57,434	57,434

	2025 AVR in options			39,221	39,221			0.00			39,221	39,221

	2024 AVR in shares	122,151	122,151			24,987	24,987	20.10	502		97,164	97,164

	2024 AVR in options	123,652	123,652					0.00			123,652	123,652

	2023 AVR in shares	112,921	112,921			8,872	8,872	20.10	178		104,049	104,049

	2023 AVR in options	141,809	141,809			141,809		0.00			141,809	141,809

	2022 AVR in shares	131,379	131,379			43,793	43,793	20.10	880		87,586	87,586

	2021 AVR in shares	87,104	87,104			43,552	43,552	20.10	875		43,552	43,552

José Miguel Andrés Torrecillas	Fixed remuneration system with deferred delivery of shares	147,455	147,455	10,930	10,930			0.00			158,385	158,385

Jaime Félix Caruana Lacorte	Fixed remuneration system with deferred delivery of shares	106,310	106,310	7,959	7,959			0.00			114,269	114,269

Enrique Casanueva Nádiz	Fixed remuneration system with deferred delivery of shares	—	—	3,894	3,894			0.00			3,894	3,894

Sonia Lilia Dulá	Fixed remuneration system with deferred delivery of shares	5,042	5,042	5,279	5,279			0.00			10,321	10,321

Raúl Catarino Galamba de Oliveira	Fixed remuneration system with deferred delivery of shares	40,191	40,191	8,944	8,944			0.00			49,135	49,135

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on BBVA directors’ remuneration	p. 59

		Financial instruments at the beginning of 2025		Financial instruments awarded during 2025		Financial instruments vested during the financial year				Instruments expired and not exercised	Financial instruments at the end of 2025

Name	Name of the Plan	No. of instruments	No. of Equivalent Shares	No. of instruments	No. of Equivalent Shares	No. of instruments	No. of equivalent/ vested shares	Price of vested shares	Gross profit from vested shares or financial instruments (€ thousand)	No. instruments	No. of instruments	No. of Equivalent Shares

Belén Garijo López	Fixed remuneration system with deferred delivery of shares	110,593	110,593	6,598	6,598			0.00			117,191	117,191

Connie Hedegaard Koksbang	Fixed remuneration system with deferred delivery of shares	7,177	7,177	3,410	3,410			0.00			10,587	10,587

María Lourdes Máiz Carro	Fixed remuneration system with deferred delivery of shares	76,977	76,977	4,159	4,159			0.00			81,136	81,136

Cristina de Parias Halcón	Fixed remuneration system with deferred delivery of shares	—	—	2,915	2,915			0.00			2,915	2,915

Ana Cristina Peralta Moreno	Fixed remuneration system with deferred delivery of shares	47,713	47,713	4,159	4,159			0.00			51,872	51,872

Ana Leonor Revenga Shanklin	Fixed remuneration system with deferred delivery of shares	31,161	31,161	6,364	6,364			0.00			37,525	37,525

Carlos Vicente Salazar Lomelín	Fixed remuneration system with deferred delivery of shares	21,012	21,012	2,998	2,998			0.00			24,010	24,010

Jan Paul M. Verplancke	Fixed remuneration system with deferred delivery of shares	40,623	40,623	3,747	3,747			0.00			44,370	44,370

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on BBVA directors’ remuneration	p. 60

For the executive directors:

●

The amounts included in the cells “Financial instruments at the beginning of 2025” and “Financial instruments at the end of 2025” correspond to the number of shares awarded and not yet vested at the beginning and end of 2025, respectively.

●

The amounts included in the cell “Financial instruments awarded during 2025” correspond to the total shares and instruments awarded under the 2025 AVR, although the portion corresponding to the 2025 LTI, amounting to 57,594 shares in the case of the Chair and 43,074 shares in the case of the Chief Executive Officer, is conditional on the outcome of the Long-Term Indicators, which will determine the final amount of the LTI, both in cash and in BBVA shares.

●	The amounts included in the cell “Financial instruments vested during the year” correspond to:

-	Short-term variable remuneration: Upfront Portion of the 2025 AVR in shares, to be delivered in 2026.

-	Long-term variable remuneration: Deferred Portion of the Annual Variable Remuneration from previous financial years, in shares, to be delivered in 2026:

-	first payment of the Deferred Portion of the 2024 AVR (17.9% of the 2024 DAVR, assuming the maximum achievement level scenario of the 2024 LTI: 150% of Target LTI);

-	second payment of the Deferred Portion of the 2023 AVR (17.9% of the 2023 DAVR, assuming the maximum achievement level scenario of the 2023 LTI: 150% of Target LTI));

-	third payment of the Deferred Portion of the 2022 AVR (20% of the 2022 DAVR); and

-	fourth payment of the Deferred Portion of the 2021 AVR (20% of the 2021 DAVR).

Given that, as of the date of drafting of this Report, these shares have not been delivered to their beneficiaries, for the purpose of calculating their cash value, the same average price as that used to calculate the portion in shares of the 2025 AVR has been used. Thus, the average closing price of the BBVA share for the trading sessions running from December 15, 2025 to January 15, 2026 has been taken as a reference, which was €20.10 per share.

The price initially used to determine the number of shares corresponding to the Deferred Portion of the 2024, 2023, 2022, and 2021 AVR was, in accordance with the policies applicable in those financial years, the average closing price of the BBVA share over the trading sessions running from 15 December of the year to which the AVR related to 15 January of the following year. For the 2024 DAVR, it was €9.668 per share; for the 2023 DAVR, it was €8.319 per share; for the 2022 DAVR, it was €5.857 per share; and for the 2021 DAVR, it was €5.330 per share.

The stock options forming part of the 2023 DAVR, which vested at the end of the financial year 2025, due to the nature and characteristics of the instrument, are non-transferable, are not traded on any market, and may only be exercised on the expiration date, which will take place in 2028, provided that the closing price of the BBVA share on that date is above the exercise price. Accordingly, as of the date of issuance of this Report, the stock options have not generated any profit and it is not possible to estimate it.

For the non-executive directors:

●

The amounts included in the cell “Financial instruments at the beginning of the financial year 2025” correspond to the theoretical shares that, in accordance with BBVA’s fixed remuneration system with deferred delivery of shares, set out in sections 2.3 and 3.3 of this Report, non-executive directors had accumulated at the beginning of the 2025 financial year. However, these theoretical shares do not constitute a financial instrument, are not listed on any market and are not available to the directors.

●

The amounts included in the cell “Financial instruments awarded during the 2025 financial year” correspond to the theoretical shares allocated to each of them in that year (equivalent to 20% of the annual fixed allowance in cash received by each of them in 2024). These theoretical shares have not been delivered since, in accordance with the provisions of the Policy, the equivalent number of BBVA shares will only be delivered after the director ceases to hold office for any reason other than a serious dereliction of duties.

●

The amounts included in the cell “Financial instruments at the end of the financial year 2025” correspond to the theoretical shares accumulated by each non-executive director as of December 31, 2025. However, these theoretical shares do not constitute a financial instrument, are not listed on any market and are not available to the directors.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on BBVA directors’ remuneration	p. 61

iii) Long-term savings schemes

Remuneration from vesting of rights to savings schemes

No data

Contribution for the financial year by the company (€ thousand)				Amount of accumulated funds (€ thousand)

Name	Savings schemes with vested economic rights	Savings schemes with non-vested economic rights		Savings schemes with vested economic rights		Savings systems with non-vested economic rights

Financial year 2025	Financial year 2024	Financial year 2025	Financial year 2024	Financial year 2025	Financial year 2024	Financial year 2025	Financial year 2024

Carlos Torres Vila		456	456			29,821	26,893

The cells “Contribution for the financial year by the company. Savings schemes with non-vested economic rights” include the contributions recognized in the financial year to meet the commitments with the Chair regarding pension systems for the coverage of the retirement contingency. These contributions correspond to the sum of the annual contribution to the retirement pension plus the adjustment made to the “discretionary pension benefits.” The Bank has not undertaken any pension commitments in respect of the Chief Executive Officer to cover the contingency of retirement.

iv) Breakdown of other items

Name	Item	Remuneration amount

Carlos Torres Vila	Healthcare and casualty insurance premiums and non-chargeable tax payments on account made by the employer on insurance premiums	132

	Insurance premiums associated with death and disability contingencies	236

Onur Genç	Healthcare and casualty insurance premiums and non-chargeable tax payments on account made by the employer on insurance premiums	128

	Insurance premiums associated with death and disability contingencies	220

José Miguel Andrés Torrecillas	Health insurance and casualty insurance premiums	10

Enrique Casanueva Nádiz	Health insurance and casualty insurance premiums	18

Belén Garijo López	Health insurance and casualty insurance premiums	18

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on BBVA directors’ remuneration	p. 62

Name	Item	Remuneration amount

María Lourdes Máiz Carro	Health insurance and casualty insurance premiums	24

Cristina de Parias Halcón	Health insurance and casualty insurance premiums	20

Ana Cristina Peralta Moreno	Health insurance and casualty insurance premiums	10

The remaining non-executive directors are also beneficiaries of casualty insurance. Its premiums are not included in the table above as, individually, the amount for each of them is less than €1 thousand.

b) Remuneration of directors of the listed company for their membership of the management bodies of its subsidiaries:

i) Remuneration accrued in cash (€ thousand)

Name	Fixed remuneration	Attendance fees	Remuneration for membership of board committees	Salary	Short-term variable remuneration	Long-term variable remuneration	Severance payments	Other items	Total 2025	Total 2024

Carlos Vicente Salazar Lomelín		171							171	113

These remunerations correspond to the fees for attending the meetings of the management bodies of BBVA México, S.A. de C.V. and of Grupo Financiero BBVA México, S.A. de C.V. and the strategy forum of BBVA México, S.A. de C.V.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on BBVA directors’ remuneration	p. 63

ii) Table of evolution in share-based remuneration schemes and gross profit from vested shares or financial instruments

		Financial instruments at the beginning of 2025		Financial instruments awarded during 2025		Financial instruments vested during the financial year				Instruments expired and not exercised	Financial instruments at the end of 2025
Name	Name of plan	No. of instruments	No. of equivalent Shares	No. of instruments	No. of equivalent Shares	No. of instruments	No. of equivalent / vested shares	Price of vested shares	Gross profit from vested shares or financial instruments (€ thousand)	No. of instruments	No. of instruments	No. of equivalent Shares
No data

iii) Long-term savings schemes

Remuneration from vesting of rights to savings schemes
No data

	Contribution for the year by the company (€ thousand)				Amount of accumulated funds (€ thousand)

Name	Savings schemes with vested economic rights		Savings schemes with non-vested economic rights		Savings schemes with vested economic rights		Savings schemes with non-vested economic rights
	Financial year 2025	Financial year 2024	Financial year 2025	Financial year 2024	Financial year 2025	Financial year 2024	Financial year 2025	Financial year 2024
No data

iv) Breakdown of other items

Name	Item	Remuneration amount
No data

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on BBVA directors’ remuneration	p. 64

c) Summary of remuneration (€ thousand):

This summary must include the amounts corresponding to all the remuneration items included in this report which have been accrued by the director, in € thousand

	Remuneration accrued in the Company					Remuneration accrued in group companies

Name	Total cash Remuneration	Gross profit from vested shares or financial instruments	Remuneration from savings schemes	Other items of remuneration	Total in 2025 company	Total cash Remuneration	Gross profit from vested shares or financial instruments	Remuneration from savings schemes	Other items of remuneration	Total in 2025 group	Total 2025 company + group

Carlos Torres Vila	4,713	4,028		368	9,109						9,109

Onur Genç	4,748	3,049		348	8,145						8,145

José Miguel Andrés Torrecillas	626			10	636						636

Jaime Félix Caruana Lacorte	449				449						449

Enrique Casanueva Nárdiz	302			18	320						320

Sonia Lilia Dulá	302				302						302

Raúl Catarino Galamba de Oliveira	512				512						512

Belén Garijo López	342			18	360						360

Connie Hedegaard Koksbang	195				195						195

María Lourdes Máiz Carro	238			24	262						262

Cristina de Parias Halcón	218			20	238						238

Ana Cristina Peralta Moreno	238			10	248						248

Ana Leonor Revenga Shanklin	386				386						386

Carlos Vicente Salazar Lomelín	172				172	171				171	343

Jan Paul M. Verplancke	215				215						215

Total	13,656	7,077		816	21,549	171				171	21,720

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on BBVA directors’ remuneration	p. 65

C. 2 Indicate the evolution in the last 5 years of the amount and percentage variation of the remuneration accrued by each of the directors of the listed company who have held this position during the year, the consolidated results of the company and the average remuneration on an equivalent basis with regard to full-time employees of the company and its subsidiaries that are not directors of the listed company

	Total amounts accrued (€ thousand) and annual % variation
	Financial year	% variation	Financial year	% variation	Financial year	% variation	Financial year	% variation	Financial year
	2025	2025/2024	2024	2024/2023	2023	2023/2022	2022	2022/2021	2021

Executive directors

Carlos Torres Vila	9,109	14.75	7,938	3.89	7,641	0.80	7,580	22.63	6,181

Onur Genç	8,145	11.16	7,327	9.28	6,705	1.44	6,610	19.31	5,540

Non-executive directors

José Miguel Andrés Torrecillas	636	0.00	636	5.65	602	12.31	536	0.19	535

Jaime Félix Caruana Lacorte	449	-1.54%	456	-9.16	502	-11.62	568	0,00	568

Enrique Casanueva Nárdiz	320	43.50	223	-	0	-	0	-	0

Sonia Lilia Dulá	302	0.00	302	35.43	223	-	0	-	0

Raúl Catarino Galamba de Oliveira	512	0.00	512	11.06	461	38.86	332	19.00	279

Belén Garijo López	360	-8.86	395	-8.56	432	18.68	364	0.28	363

Connie Hedegaard Koksbang	195	0.00	195	12.72	173	61.68	107	-	0

María Lourdes Máiz Carro	262	0.38	261	0.38	260	0.39	259	0.78	257

Cristina de Parias Halcón	238	-30.21	341	-	0	-	0	-	0

Ana Cristina Peralta Moreno	248	0.00	248	0.40	247	0.00	247	0.41	246

Ana Leonor Revenga Shanklin	386	6.04	364	18.57	307	15.85	265	12.29	236

Carlos Vicente Salazar Lomelín	343	20.35	285	19.25	239	-8.78	262	-4.03	273

Jan Paul M. Verplancke	215	0.00	215	0.00	215	0.00	215	0,00	215

Consolidated results of the company	16,226,556	5.33	15,405,434	24.05	12,418,738	19.92	10,355,883	42.91	7,246,568

Average employee remuneration	48	0.00	48	11.63	43	13.16	38	11.76	34

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on BBVA directors’ remuneration	p. 66

In accordance with the provisions of the CNMV Instructions for the completion of this Report:

●

In the “Director’s remuneration” cells of each year it is included the amount recorded in table C.1. c) in the Annual Reports on the Remuneration of Directors of each financial year corresponding to the total remuneration received from the Company, together with the amount received from its subsidiary companies. This leads to a difference, in terms of comparability, between the remuneration of executive directors and the average remuneration of employees. The average remuneration of the Group’s employees has been calculated, in accordance with the CNMV’s instructions for completing this Report, on the basis of the full amount of the AVR for each financial year (without considering the deferral of a portion of that remuneration, in the case of some employees), while the remuneration of executive directors has been calculated on the basis of the amount of the AVR vested in each financial year (only the Upfront Portion of the AVR for the last year ended, payment of which falls due the following year and the vested Deferred AVR from previous financial years, once those years have ended).

●	Significant variations in the remuneration of directors arise from:

In the case of the executive directors:

●

The difference in remuneration between financial years 2025 and 2024 is mainly due to the value of the BBVA share price (€20.10 per share) used for the purpose of calculating the cash value of the vested shares at the end of the 2025 financial year.

●

The difference in remuneration between financial years 2024 and 2023 is mainly due to the different deferred variable remuneration from previous years payable in each financial year under the various remuneration policies applicable to each of them.

●

The difference in remuneration between financial years 2023 and 2022 is due, on one hand, to the inclusion of the amounts corresponding to the insurance premiums relating to the death and disability contingencies as from 2023 onwards in section C.1. a) iv) “Breakdown of other items” of this CNMV Statistical Appendix and, on the other, to the result of the AVR awarded for each financial year based on the level of achievement of the targets set for the indicators used to calculate them.

●

The difference in remuneration between financial years 2022 and 2021 is due, firstly, to the amount of the 2022 AVR accrued in view of the good results obtained by the Bank in 2022 and, secondly, to the fact that 2022 was the first year in which the change in the payment schedule was implemented for deferred variable remuneration, as per the BBVA Directors’ Remuneration Policy approved at the Annual General Shareholders’ Meeting held on April 20, 2021, by virtue of which the Deferred AVR awarded under such policy is payable pro rata over each of the five years of deferral. The overlap of this payment schedule with those in place under directors’ remuneration policies applicable to variable remuneration in previous financial years results in an increase in deferred variable remuneration accrued in 2022 (paid in 2023) compared to that accrued in 2021 (paid in 2022).

In the case of the non-executive directors:

●

The difference in the remuneration of Enrique Casanueva between 2025 and 2024 is due to the fact that he was appointed by the General Meeting in 2024, and consequently, he did not hold the position throughout all of that year. The difference in the remuneration of Cristina de Parias between these years is due to the same circumstance, together with the fact that in 2024 she received deferred variable remuneration generated in her previous capacity as a BBVA senior manager, as well as remuneration for her membership to the management bodies of BBVA Group companies in Mexico, positions from which she stepped down in 2024. Meanwhile, the difference in the remuneration of Carlos Salazar between 2025 and 2024 is due to the increase in the amounts of the fees for attending the meetings of the management bodies of the Group companies in Mexico of which he forms part.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on BBVA directors’ remuneration	p. 67

●

The difference in the remuneration of Sonia Dulá between financial years 2024 and 2023 is due to the fact that she was appointed by the General Meeting in 2023 and, consequently, in that financial year, she did not hold the position for the entire financial year.

●

The difference in the remuneration of Connie Hedegaard Koksbang between the 2023 and 2022 financial years is due to the fact that she was appointed by the General Meeting in 2022 and thus, in that financial year, she did not hold the position for the entire financial year nor was she part of any Board committee.

●	The difference in the remuneration of Raúl Galamba de Oliveira between the financial years 2022 and 2021 is due to his appointment as Lead Independent Director in 2022.

The “Consolidated results of the company” cell includes the profit before tax shown in the consolidated annual financial statements drawn up and audited for each financial year.

The cell “Average employee remuneration” shows the average remuneration of BBVA Group employees, calculated as the ratio between the remuneration accrued by the workforce in each financial year (excluding the remuneration of directors) and the weighted average number of employees (excluding the directors) calculated on a full-time equivalent basis. All employees who have been employees of the Company or any of its subsidiary companies (BBVA Group) at any time during each financial year have been included in the calculation of this ratio.

In 2025, the ratio between the remuneration of the Chair and the “Average remuneration of employees” of the Group at a consolidated level was 190, while that of the Chief Executive Officer was 170.

The BBVA Group is an international financial group with a broad geographical diversification and a presence in many emerging countries, mainly Mexico and South America, where remuneration is adapted to the local cost of living and, therefore, it is lower than that received in Spain, which is the place where the directors of BBVA, S.A. perform their duties and carry out their functions. The comparison between the remuneration received by the directors of BBVA, S.A., which are the subject of this Report, and the average remuneration of the entire workforce, is therefore distorted if the figure considered is the average remuneration of all BBVA Group (at consolidated level), since these are not comparable figures due to the geographical diversification of the Group. The average remuneration of employees of BBVA, S.A. in 2025 amounted to €90 thousand. This data is also provided in the interests of transparency and better understanding of the information presented, as Spain is where the Company has its registered office and headquarters.

In 2025, the ratio between the remuneration of the Chair and the “Average remuneration of employees” of BBVA, S.A. was 101, while in the case of the Chief Executive Officer it was 91.

This Annual Remuneration Report has been approved by the Board of Directors of the Company, at its meeting on February 9, 2026.

Indicate whether any director voted against or abstained from approving this Report: NO

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 68

6. Directors’ Remuneration Policy applicable in 2026

BBVA’s Directors’ Remuneration Policy in force as of the date of this Report is the one approved by the General Shareholders’ Meeting held on March 17, 2023 for financial years 2023, 2024, 2025 and 2026, detailed in section 2.

As provided for in Section 529 novodecies of the Corporate Enterprises Act, once the last year of its application has arrived, a new policy must be submitted to the General Meeting for approval before the end of the 2026 financial year.

Taking the above into account, the Board of Directors, at the proposal of the Remuneration Committee and following the analysis of the Risk and Compliance Committee, has approved a new policy, which will be submitted for approval to the General Shareholders’ Meeting of the Company, which is expected to be held on March 20, 2026 and that, if approved, will be applicable during the 2026 financial year, replacing the previous one, and during the following three financial years: 2027, 2028 and 2029 (hereinafter, for the purposes of this section 6, the “Directors’ Remuneration Policy” or the “Policy”).

Therefore, the decision-making process for the approval of the new Policy is the one previously described in the section 2.1. of this Report.

The new Policy is the result of continuous reflection, supervision and analysis carried out by the Remuneration Committee and the Board of Directors over the past few years. The high level of shareholder support received in 2023, further reinforced by the consultative votes on the Annual Report on Directors’ Remuneration for the 2023 and 2024 financial years, along with BBVA’s ongoing and constructive dialogue with its shareholders, investors, and other stakeholders, the Group’s strong performance and the Bank’s robust corporate culture, have confirmed the effectiveness and proper functioning of the current remuneration model.

This process has confirmed that BBVA’s directors’ remuneration systems, both executive and non-executive, are aligned with applicable regulations, best practices and market standards, the expectations of our shareholders and investors and the Group’s strategy.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 69

In particular, the annual variable remuneration model for executive directors contributes to the execution of the Group’s strategic priorities, value creation, and the achievement of the Company’s long-term interests. Through the selection of relevant indicators aligned with the strategy and key management metrics, variable remuneration is directly linked to the Group’s results and, in turn, to adequate and prudent risk management.

Notwithstanding the foregoing, as part of the evolution and constant improvement of BBVA’s Corporate Governance System, of which remuneration policies are a fundamental part, on the occasion of the need to approve a new BBVA Directors’ Remuneration Policy, a review has been carried out to identify possible improvements to be implemented.

The modifications incorporated in the new Policy seek to ensure that BBVA directors’ remuneration remains competitive and suitable for attracting and retaining the best professionals and aligned with shareholders and investors’ interests, while it constitutes a key lever to continue driving the Group’s strategy and results in the long-term.

The Policy has been developed at a time marked by the successful completion of a strategic cycle (2021-2024) and the start of the new Strategic Plan approved by the Board of Directors for the years 2025-2029 and the challenging associated objectives.

To date, the management of the Chair and the Chief Executive Officer in their respective areas of responsibility has been fundamental, both in defining the strategy and in its execution, having placed the BBVA Group in an excellent starting point to face this new cycle.

Looking ahead, the Remuneration Committee and the Board of Directors consider it essential to have a remuneration scheme that is competitive and that, in line with market practice, adequately compensates and serves to recognize the professional career of the executive directors, allowing for the retention of talent in a highly competitive and demanding environment. Likewise, they consider that the remuneration scheme shall also constitute a motivating element that promotes leadership and the successful execution of the new Strategic Plan.

In this context, the Remuneration Committee and the Board of Directors have concluded that the current remuneration structure requires an update, considering, among others issues, that since the appointment of the Chair and the Chief Executive Officer, at the end of 2018, their total target remuneration has remained unchanged, while, during this period, the BBVA Group has undergone a profound transformation and a very positive evolution, with record results that have significantly exceeded the established targets.

The new policy not only seeks to keep pace with this transformation and recognize this performance, but also to align BBVA’s compensation competitiveness with market realities to ensure the Group has the leadership and the necessary levers to execute its strategy.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 70

All of it, in a highly demanding environment, marked by technological disruption and the entry of new competitors in all markets, which create a severe competition for talent at a global level.

To this end, a scheme designed to retain and motivate executive directors has been implemented, further strengthening the link between their variable compensation and long-term results and value creation, in line with the interests of our shareholders and investors.

For the development of the Policy, the Board of Directors and the Remuneration Committee have relied on the support from the Bank’s internal services as well as on independent advice from two top-tier external firms specialized in director and senior management compensation, WTW, regarding market analysis and benchmarking, and J&A Garrigues, S.L.P., with regard to the legal analysis of the Policy.

Both the text of the new Policy and the specific report of the Remuneration Committee on it will be made available to shareholders from the date of the General Meeting notice on the Bank’s website.

6.1. Aspects taken into account for the implementation of the changes to the Policy applicable in 2026

As part of the reflection for the improvement and evolution of the Policy, the Remuneration Committee and the Board of Directors have carried out an in-depth analysis of both the market context and the environment of the banking business, as well as the performance and situation of the Group, the remuneration scheme of the directors and the remuneration that the entities that make up the BBVA comparison group for remuneration purposes have established (“Peer Group”), including the remuneration increases that these entities have implemented in recent years.

Likewise, the feedback that BBVA has through its interaction with its shareholders, investors and other stakeholders has been taken into account. This interaction enables the Bank to engage in a dialogue in which reflections, views and interests are shared, helping to identify market expectations and the expected direction of developments in the Institution’s remuneration policy, and which has also led to the introduction of the changes outlined below.

BBVA Group performance and results

While the amounts of the target remuneration of executive directors have remained unchanged over the last seven years (without prejudice to the redeployment of concepts carried out in the case of the Chair in the policy approved in 2021), the BBVA Group has had an excellent performance in the last strategic cycle (2021-2024), consistently exceeding the established targets, which has been reflected in the positive evolution of results and of key metrics of value creation, profitability and efficiency, among others, as well as on the BBVA share price performance.

Specifically, for the 2021-2024 period, shareholder value, measured by Tangible Book Value per share, registered a compound annual growth rate (CAGR) of the 18.1%, doubling the established target and, in terms of profitability and efficiency, at the end of 2024, ROTE stood at 19.7% and the Efficiency Ratio at 40%.

Also, in this period, the Group’s business acquisition capacity has been strengthened with an increase of the base of new Target Customers, reaching more than 14 million new customers, cumulative, by the end of 2024. Likewise, as of 2024 year-end, the Bank had channeled a total of €304 billion of sustainable business (cumulative since 2018), exceeding, even ahead of schedule, the channeling target of €300 billion set for 2025.

Likewise, the evolution of Total Shareholder Return (TSR) over the 2021–2024 period was also very positive, reaching 201% for BBVA, compared to 149% for the Euro Stoxx Banks index.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 71

New Strategic Plan 2025-2029

The Board of Directors has approved a new Strategic Plan for the BBVA Group for the 2025-2029 period, with challenging long-term objectives to boost growth and sustainable value creation.

The new remuneration scheme incorporates an increase in the variable element of remuneration and, in particular, in the long-term variable component. This reinforcement of remuneration linked to results constitutes a key lever to promote the new Strategic Plan for the next four years, coinciding with the period of application of this Policy.

Transformation of the banking business, external competitiveness and retention of talent

The market context and the operating environment of the banking business have undergone a profound transformation in recent years. We are facing an increasingly competitive environment, with a banking business subject to greater structural demands derived from the entry of new competitors, technological disruption, marked by Artificial Intelligence, and the acceleration of transformation processes, with new emerging risks (such as cybersecurity or geopolitical risks, among others), which translate into new challenges and opportunities for the banking industry and a greater need for capabilities for carrying out the duties of executive directors.

This setting has strained the global market for executive talent, increased its competitiveness, and confirmed a growing competition for international profiles that combine solid financial and management experience with technological transformation and non-financial risk management capabilities. All this has made remuneration in the banking sector considerably more competitive.

In particular, there has been a general upward trend in the remuneration of senior executives in the sector, which has generated an increasingly competitive market to attract and retain talent. Specifically, in BBVA’s Peer Group, for remuneration purposes, in the last seven years, there has been an average increase[10] in fixed compensation of 9% and 26% in total target compensation.

BBVA’s Peer Group for remuneration purposes, which has remained stable in recent years, is made up of 14 banking institutions that are considered to be the most comparable to BBVA in terms of size, business, activity and regions and markets in which it operates.

Reference group of comparable institutions for remuneration purposes
Banco Santander(Spain)	Deutsche Bank (Germany)
Caixabank (Spain)	Commerzbank (Germany)
BNP Paribas (France)	Unicredito Italiano (Italy)
Société Générale (France)	Intesa San Paolo (Italy)
Barclays (United Kingdom)	ING Group (Holland)
HSBC (United Kingdom)	Scotiabank (Canada)
Lloyds Banking Group (United Kingdom)	Banorte (Mexico)

10 Excluding Banorte.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 72

This group of institutions is analyzed on a recurring basis for the purposes of establishing compensation that is appropriate for the functions performed by the executive directors and competitive with those applicable to equivalent functions in the set of major institutions comparable to the Bank.

These institutions are banking groups that either have a good domestic positioning in markets which are relevant to the BBVA Group, or are banking groups with geographical diversification that, in many cases, include a relevant presence in emerging countries, Latin America and/or the United States. Likewise, these institutions have a balance sheet size and/or a business model similar to that of BBVA, with a relevant weight of the retail business in general, and/or are committed to technology and innovation as a strategic priority.

BBVA is a bank that competes for executive talent at a global level, which requires competitive remuneration systems, aligned with the market and comparable to those of other large financial institutions.

For the reasons set forth above, over the last seven years, since the appointment of the Chair and the Chief Executive Officer, in which their target compensation has remained unchanged, the evolution of the market in the remuneration field has led to the remuneration of BBVA’s executive directors being significantly below the median of the Peer Group, even though, in terms of market capitalization, income level, number of employees and volume of total assets, the size of BBVA is in line with the median of this group of peer institutions. In the opinion of the Remuneration Committee and the Board of Directors, the above requires reconsideration, as they consider that BBVA’s remuneration positioning should also be around the market median.

Specifically, in comparative terms, the current remuneration of the Chair and the Chief Executive Officer, taking as reference the Peer Group median (percentile 50), stands at percentile 41 and 35, respectively.

This has led the Remuneration Committee and the Board of Directors to introduce the updating of the remuneration of executive directors, in the terms indicated below, with the aim of ensuring that it continues to be competitive in the current market context and fit for the professionals that the Bank needs to lead the new strategic cycle.

The update established in each case has been determined seeking a structure in which the weight of long-term variable remuneration and other elements, such as the proportion of variable remuneration in shares, are increased, with the objective of achieving greater alignment of the executive directors’ interests with those of the shareholders, and serving as an element of motivation and retention, while also taking into account the profile, the trajectory and the responsibilities and functions performed by each executive director, as well as their positioning in relation to the Peer Group, with the aim of ensuring competitiveness.

Strengthening alignment with prudent and effective risk management

With the aim of reinforcing alignment with prudent and effective risk management, it has been considered appropriate to introduce a new ex ante adjustment to the annual variable remuneration of executive directors, which will be equally applicable to the rest of the Group’s workforce.

Specifically, for the accrual and award of the annual variable remuneration, in addition to the profit and capital ratio thresholds required to date, a new liquidity threshold must be reached. This strengthens the link between variable remuneration and the main solvency and liquidity metrics of the Group’s Risk Appetite Framework.

Conditions of remuneration and employment of the workforce

The Board of Directors and the Remuneration Committee are aware that it is essential for directors to have a remuneration policy that is competitive, adequate to reward their level of responsibility and professional career, capable of attracting and retaining the best professionals and that, taking into account the conditions of the rest of the workforce, incorporates the specifics that are necessary to reflect the impact of their decisions, their high degree of responsibility and the complexity of the functions they perform. In this respect, BBVA’s Directors’ Remuneration Policy is aligned with the general principles that govern the BBVA Group’s General Remuneration Policy.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 73

The proposed update for executive directors seeks to align remuneration with the reality of the market, to maintain external competitiveness and with the responsibilities and complexity of the functions performed, as an element for attracting and retaining talent.

All of the above has led the Remuneration Committee to submit to the Board of Directors the proposed modifications set out below, which it has deemed most appropriate, taking into account the considerations outlined in this section. These modifications have been incorporated into the Remuneration Policy proposed by the Board of Directors for approval to the 2026 Annual General Shareholders’ Meeting of BBVA.

6.2. Detail of the changes introduced in the Policy applicable in 2026

In line with best practices and the suggestions of our shareholders and investors, to enhance the link between remuneration and results and boost the new Strategic Plan 2025-2029 and long-term value creation:

●

The remuneration scheme is modified to increase the proportion of the long-term incentive, which now represents 50% of the annual variable remuneration of executive directors (compared to 36% under the previous policy) and the proportion of variable remuneration in shares or instruments linked to shares, which now represents 62.5% of the annual variable remuneration (compared to 56% under the previous policy), with the aim of prioritizing long-term value creation.

●

In this way, the long-term incentive and the short-term incentive now represent, each of them, 50% of the annual variable remuneration, compared to the previous policy in which the long-term incentive was 36% and the short-term incentive was 64%.

●

This comes together with an increase of the proportion of target variable remuneration, which now represents 57% of the target remuneration[11] (compared to 55% under the previous policy), still maintaining an adequate balance with the fixed components of remuneration.

●

In line with the above, the amount of the target annual variable remuneration is updated, by 15% in the case of the Chair and 38% in the case of the Chief Executive Officer and, to a lesser extent, the amount of fixed remuneration[12], by 5% in the case of the Chair and 1% for the Chief Executive Officer.

●

In this way, the update is mainly placed, in both cases, on the variable component of the remuneration of the executive directors and, in particular, on long-term variable remuneration, most notably in the case of the Chief Executive Officer, as the one with ultimate responsibility for the day-to-day management of the Group’s business.

11 For these purposes, target remuneration of executive directors comprises the Annual Fixed Remuneration and the Target Annual Variable Remuneration.

12 For these purposes, fixed remuneration includes Annual Fixed Remuneration and, in the case of the Chair, the annual contribution to the pension scheme to cover retirement and, in the case of the Chief Executive Officer, the cash in lieu of pension.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 74

●

Likewise, the fixed allowances that executive directors had under the previous policy are now included in their annual fixed remuneration, to simplify their remuneration scheme, following the suggestions of our shareholders and investors, and in the case of the Chief Executive Officer, the percentage of annual fixed remuneration allocated to the “Cash in lieu of pension” (annual amount in cash he is entitled to receive instead of a retirement pension) is reduced to 25% (compared to 30% under the previous policy), to ease the effect of the inclusion of the former mobility allowance in the annual fixed remuneration.

●

The foregoing, leads to an update of the executive directors’ total target compensation by 10% in the case of the Chair and 17% in the case of the Chief Executive Officer, placing them nearer to the median of BBVA’s Peer Group (percentiles 48 and 43, respectively), with the overall objective of strengthening long-term value creation and alignment with our shareholders and investors’ interests, as well as, at the same time, ensuring competitiveness.

In any event, the maximum amount of the annual variable remuneration continues to be limited to 150% of the target annual variable remuneration, a limit marked by the scales of achievement of targets, without any change having been made to the Policy in relation to this maximum limit.

Also, in order to strengthen the alignment of remuneration with prudent and effective risk management and reinforce the link with the Risk Appetite Framework:

●

A new liquidity threshold is introduced for the accrual of the Annual Variable Remuneration of executive directors (ex ante adjustment), which will be equally applicable to the rest of the Group’s workforce.

Lastly, other technical improvements have been incorporated into the Policy to further enhance its transparency and comprehensibility.

The remuneration scheme for non-executive directors provided for in the new Policy for 2026 remains unchanged with respect to that provided for in the Policy applicable in 2025.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 75

6.3. Remuneration system for executive directors 2026

As previously stated, executive directors have their own remuneration system, established in accordance with best market practices, whose components are set forth in Article 50 bis of the Bylaws and are consistent with those generally applicable to the members of BBVA Senior Management.

6.3.1. Elements of the remuneration system for executive directors 2026

The new Policy maintains the items that comprise the remuneration of executive directors, while introducing an update of their amounts, as set forth below.

Item	Features and amounts in accordance with the Policy

Annual Fixed Remuneration (AFR) (Salary)

–  Chair (Carlos Torres Vila): €3,110 thousand (includes the previous vehicle rental and ADSL allowances).

–   Chief Executive Officer (Onur Genç): €2,779 thousand (includes the previous mobility allowance of €600 thousand).

–  Adequate to the functions performed and the level of responsibility of the executive directors and competitive in the market.

Remuneration in kind	– In line with the benefits recognized for Senior Management.

Contribution to pension systems

Retirement

–  Chair: pension commitment to cover the contingency of retirement:

–   Defined contribution scheme (agreed annual contribution of €467 thousand (15% AFR).

–   Benefit to be received, in the form of income or capital, upon reaching the legal retirement age, provided that the termination does not occur due to serious dereliction of duties.

–   There is no possibility of receiving the pension in advance.

–  Chief Executive Officer: The Bank has not assumed any retirement commitments. Instead: Cash in lieu of pension (€695 thousand) (25% AFR).

Death and disability The Bank pays the insurance premiums to coverage of death and disability contingencies for both executive directors.

Annual Variable Remuneration (AVR)

–  Target AVR (Target STI + Target LTI)

–   Minimum thresholds for profit, liquidity and capital ratio for the accrual of the AVR (ex ante adjustments) and initial award of the LTi.

–   Calculation of the STI and the LTI based on the result of Annual and Long-Term Indicators (financial and non-financial), according to pre-established targets, scales of achievement scales and weightings.

–   STI and LTI equivalent to the Target STI and Target LTI if 100% of the targets are achieved.

–   Scales of achievement limited to 150%.

–   More than 50% of the AVR will be paid in shares or instruments.

–   At least 60% of the AVR is deferred over five years.

–   Ex post risk adjustments to the Deferred AVR in the event of capital and liquidity thresholds not being reached.

–   Malus and clawback clauses for 100% of the AVR (both in cash and in shares or instruments).

–   Retention of shares or instruments for, at least, one year after delivery.

Chair

Target AVR: €4,123 thousand

–  Target STI (50%): €2,061.5 thousand

–  Target LTI (50%): €2,061.5 thousand

Chief Executive Officer

Target AVR: €3,684 thousand

–  Target STI (50%): €1,842 thousand

–  Target ILP (50%): €1,842 thousand

Non-compete agreement

–  Two years following termination of office of the executive director.

–  Payment of one AFR for each year of duration of the agreement.

–  Provided that the termination does not occur due to retirement, disability or serious dereliction of duties.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 76

The new Policy includes a modification of the theoretical relative proportion between the main fixed and variable components of the remuneration of executive directors (“target ratios”), increasing the percentage of the variable element to reinforce the link between remuneration and results and long-term value creation. In any case, in compliance with the provisions of the European prudential regulations applicable to the Bank as a credit institution, the fixed and variable components continue to be duly balanced:

Executive director	Fixed Annual Remuneration	Target Annual Variable Remuneration

Chair	43%	57%

Chief Executive Officer	43%	57%

Regarding the variable remuneration model, as in the previous policy, under the new Policy, executive directors are granted an Annual Variable Remuneration which is awarded each financial year and which comprises a Short-Term Incentive and a Long-Term Incentive, with the new developments described above.

Besides these, no other modification has been introduced in the variable remuneration model of executive directors, which remains subject to the remaining accrual, award, vesting and payment rules applicable to the Annual Variable Remuneration, as described in section 2.2.1. of this Report.

The following figure provides an example of the accrual, award, vesting and payment rules for the Annual Variable Remuneration of executive directors established in the new Policy:

AVR VESTING AND PAYMENT SCHEME

Annual Variable Remuneration (*)
N
N+1
N+2
N+3
N+4
N+5
N+6
N+7
Accrual thresholds
Profit, Capital and Liquidity Levels
STI
Short-Term Incentive (50%)
STI Award
Annual Indicators
40% upfront
5% deferred
5% deferred
50%
50%
50%
50%
50%
50%
LTI
Long-Term Incentive (50%)
LTI Initial Award
Long-Term Indicators (to determine the LTI final amount)
16.67% deferred
16.67% deferred
16.67% deferred
25%
75%
25%
75%
25%
75%
Determination of the LTI final amount
Ex post risk adjustments
Retention of shares or instruments, at least, 1 year from delivery
Malus and clawback arrangements
Cash
Shares or instruments

(*) Payment schedule assuming same level of achievement of STI and LTI

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 77

6.3.2. Main terms and conditions of the executive directors’ contracts 2026

The main characteristics of the executive directors’ contracts and the pension commitments undertaken with them are those described in section 2.2.2. of this Report, although, in the case of the Chief Executive Officer, the percentage of the Fixed Annual Remuneration allocated to the “Cash in lieu of pension” is reduced to 25% (compared to 30% set forth in the previous policy).

As for the terms and conditions of the executive directors’ contracts described in section 2.2.3. of this Report, in the new Policy, the fixed allowances that the executive directors had, respectively, under the previous policy–vehicle rental and ADSL in the case of the Chair and mobility allowance in the case of the Chief Executive Officer–are now integrated into the Annual Fixed Remuneration.

For their part, the contracts continue to include post-contractual non-compete agreements, in the terms described in section 2.2.3. of this Report, and do not include the right to receive severance payments in the event of termination of the contractual relationship.

6.4. Remuneration system for non-executive directors 2026

As the previous policy, the new Policy describes, on a differentiated basis, the statutory framework for the remuneration of non-executive directors (provided for in Section 33 bis of the Bylaws) and of executive directors (provided for in Section 50 bis of the Bylaws), as well as a description of their respective remuneration systems and the specific remuneration items that comprise them.

As has been indicated, in accordance with the provisions of Section 33 bis of the Bylaws, the remuneration system for non-executive directors is based on the criteria of responsibility, dedication and incompatibilities inherent to the position they hold and consists of exclusively fixed remuneration.

The new Policy does not provide for any changes with respect to the items that comprise the remuneration of non-executive directors and, therefore, they are those set forth in section 2.3. of this Report.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 78

6.5. Remuneration of executive directors in 2026

A. FIXED REMUNERATION 2026

a) Annual Fixed Remuneration 2026

Annual Fixed Remuneration (salary) (€ thousand)

Chair	3,110

Chief Executive Officer	2,779

In the new Policy, the Annual Fixed Remuneration of the executive directors integrates the fixed allowances previously recognized, separately, to the Chair and the Chief Executive Officer.

b) Remuneration in kind 2026

Executive directors are beneficiaries of healthcare and casualty insurance policies and of the non-chargeable tax payments on account made by the employer with regard to such premiums and in relation to the insurance premiums for the death and disability contingencies.

A breakdown of the amounts payable in 2026 for the aforementioned items will be disclosed in the Annual Report on the Remuneration of Directors for the next financial year.

c) Contribution to pension systems 2026

Executive directors will be entitled to pension commitments assumed by the Bank, the main characteristics of which have not been modified and are those indicated in section 2.2.2. of this Report.

As of the 2026 financial year, the amount of the annual contribution to the Chair’s pension system to cover the retirement contingency is updated to the same extent as his Annual Fixed Remuneration, being established at an amount of €467 thousand, so that it continues to represent 15% of his Annual Fixed Remuneration.

With respect to the Chief Executive Officer, the Bank has not assumed retirement commitments, although his contract recognizes the right to an annual amount in cash, instead of the granting of a retirement benefit (“cash in lieu of pension”) which, as of 2026, will account for an amount equivalent to 25% of his Annual Fixed Remuneration (€695 thousand).

Finally, the commitments assumed by the Bank with both the Chair and the Chief Executive Officer to cover the contingencies of death and disability remain unchanged, under the terms detailed in section 2.2.2. of this Report.

The amounts of contributions and insurance premiums paid under these schemes in 2026 will be disclosed in the Annual Report on the Remuneration of Directors for the next financial year.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 79

B. VARIABLE REMUNERATION 2026

Annual Variable Remuneration 2026

In accordance with the Policy, the Annual Variable Remuneration of the executive directors for the 2026 financial year will consist of two components: a Short-Term Incentive and a Long-Term Incentive, the features of which together with their rules on accrual, award, vesting and payment have been set out in section 2.2.1, with the new features outlined in the section 6.3.1. of this Report.

In addition, the Annual Variable Remuneration corresponding to the 2026 financial year will be subject to the remaining rules applicable to the AVR of the executive directors as established in the Policy, which include, among others: (i) the retention of shares or instruments received for one year; (ii) hedging and insurance prohibitions; (iii) criteria for updating the cash portion of the Deferred Annual Variable Remuneration; (iv) potential ex-post risk adjustments; (v) malus and clawback arrangements for 100% of the AVR, both in cash and in shares or instruments; and (vi) variable remuneration limited to 100% of the fixed component of the total remuneration, unless the General Meeting resolves to increase it, up to a maximum of 200%.

As such, the Policy includes various measures to reduce exposure to excessive risk and adjust remuneration to the Institution’s long-term interests, as outlined in Sections 2.2.1 and 4 of this Report, as part of the description of the variable remuneration system applicable to the executive directors and the rest of the Identified Staff.

Short-Term Incentive 2026

The Target Short-Term Incentive of each executive director provided for in the new Policy for 2026 represents 50% of their Target Annual Variable Remuneration, and is as follows:

Target Short-Term Incentive 2026 (€ thousand)

Chair	2,061.5

Chief Executive Officer	1,842

Annual Indicators STI 2026

The Annual Indicators established for the calculation of the Short-Term Incentive for 2026 financial year and its corresponding weightings, have been approved by the Board of Directors, at the proposal of the Remuneration Committee, to drive the new Strategic Plan of the Group, ensuring consistency with each of the strategic priorities.

The financial and non-financial indicators are aligned with the Group’s most relevant management metrics and with the strategic priorities.

In particular, the financial indicators relate to the capacity to generate profits, creation of value and capital generation and present and future risks implicit in the results. In addition, for 2026, as in 2025, an indicator to foster growth in the enterprises segment is included.

Likewise, non-financial indicators include metrics linked to the Bank’s strategy, such as the degree of customer satisfaction, growth in clients and the channeling of sustainable business, which is an indicator directly linked to the objectives of the Bank regarding sustainability.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 80

Each Annual Indicator will have a related target and scales of achievement, which are approved by the Board of Directors, following a report by the Remuneration Committee, and that take into consideration the targets set for the main management metrics. The scales of achievement are built upon the Target Short-Term Incentive, which represents the amount of the Short-Term Incentive if 100% of the pre-established targets are met.

ANNUAL INDICATORS (TARGETS 2026)	Weighting

Return on Regulatory Capital (RORC)	35%

Net Attributable Profit	15%

Enterprises Fee Income	10%

Net Promoter Score (NPS)	15%

Target customers	15%

Channeling of sustainable business	10%

The amount of the STI, in accordance with the corresponding scales of achievement, may range from 0% to 150% of the Target STI. Therefore, the maximum STI pay opportunity for each executive director is limited to 1.5 times their Target STI.

The Short-Term Incentive for the 2026 financial year will be subject to the accrual, award, vesting and payment rules set out in the Policy and described in section 2.2.1 of this Report, with the new features outlined in the section 6.3.1. of this Report.

Long-Term Incentive 2026

The Long-Term Incentive will be awarded in 2027 if the Group reaches the minimum profit, liquidity and capital ratio thresholds approved in 2026 by the Board of Directors for the accrual of the Annual Variable Remuneration for the 2026 financial year.

Its final amount will be calculated taking as a reference the Target LTI determined for each executive director by the Board of Directors, following a report by the Remuneration Committee, which represents the amount of the LTI in the event that 100% of the pre-established targets are met, and based on the result of the Long-Term Indicators, taking into account the targets, scales of achievement and weightings set for each of them.

For 2026, in accordance with the provisions of the new Policy, the Target Long-Term Incentive of each executive director represents 50% of their Target Annual Variable Remuneration, and is as follows:

Target Long-Term Incentive 2026 (€ thousand)

Chair	2,061.5

Chief Executive Officer	1,842

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual report on the remuneration of BBVA Directors	p. 81

Long-Term Indicators LTI 2026

The Long-Term Indicators set for the calculation of the final amount of the Long-Term Incentive for 2026, as approved by the Board of Directors, following a report by the Remuneration Committee, are as follows:

LONG-TERM INDICATORS (TARGETS AS OF 2029)	Weighting

Tangible Book Value per share (TBV per share)	40%

Relative Total Shareholder Return (Relative TSR)	40%

Decarbonization of the portfolio	15%

Percentage of women in management positions	5%

In order to promote the achievement of long-term strategic goals, the financial indicators shall prioritize sustained profitability over time and the creation of value for shareholders and the Institution, while the non-financial indicators shall be linked to the goals and targets of the Bank with regard to sustainability and, particularly, in the social and climate fields.

Each Long-Term Indicator will have a related target and an associated scale of achievement, approved by the Board of Directors, following a report by the Remuneration Committee. The scales of achievement are built upon the Target Long-Term Incentive, which, as indicated above, represents the amount of the Long-Term Incentive if 100% of the previously defined targets are met.

The final amount of the LTI, in accordance with the corresponding scales of achievement, may range from 0% to 150% of the Target LTI. Therefore, the maximum LTI pay opportunity for each executive director is limited to 1.5 times their Target LTI.

The 2026 Long-Term Incentive will be subject to the accrual, award, vesting and payment rules set out in the Policy and as described in section 2.2.1. of this Report, with the new features outlined in the section 6.3.1. of this Report.

6.6. Remuneration of non-executive directors in 2026

The Board of Directors has not approved any changes regarding the remuneration system of non-executive directors for 2026.

A. Annual fixed allowance 2026

The remuneration amounts for non-executive directors for 2026 remain unchanged with respect to those approved by the Board of Directors, at the proposal of the Remuneration Committee, at its meeting of May 29, 2019. These amounts, set forth in section 2.3. of this Report, will remain in effect until a new Board resolution is approved.

Details of the amounts paid in this regard in 2026 will be included in the Annual Report on the Remuneration of Directors for the next financial year.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 82

B. Remuneration in kind 2026

In accordance with the Policy, the Bank will pay the corresponding healthcare and casualty insurance premiums in 2026.

A breakdown of the amounts paid in this regard in 2026 will be included in the Annual Report on the Remuneration of Directors for the next financial year.

C. Fixed remuneration system with deferred delivery of BBVA shares 2026

In accordance with the fixed remuneration system with deferred delivery of BBVA shares, the number of theoretical shares to be allocated to each non-executive director in 2026 will be equivalent to 20% of the annual fixed allowance in cash received in the 2025 financial year, taking as reference for calculating the number of theoretical shares, the average closing price of the BBVA share during the 60 trading sessions prior to the date of the Annual General Shareholders’ Meeting that approves the 2025 financial statements.

A breakdown of the theoretical shares allocated in 2026 will be included in the Annual Report on the Remuneration of Directors for the next financial year.

6.7. Other matters relating to the 2026 financial year

A. Payments due to termination of the contractual relationship

The Bank has no commitments to make severance payments to directors for the termination of the contractual relationship or any other type of payment commitments arising from early termination.

B. Loans, advances and guarantees

Directors are not awarded any remuneration in the form of or resulting from advances, loans or guarantees.

C. Remuneration paid by other Group companies

Details of the amounts, if any, paid in 2026 in this regard will be included in the Annual Report on the Remuneration of Directors for the next financial year.

At the date of this Report, there are no remuneration items other than those previously described. No additional remuneration is expected to be accrued by directors in the current financial year beyond those items disclosed in this Report.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 83

Annex 1

Reconciliation with CNMV template set out in Circular 4/2013

A. REMUNERATION POLICY OF THE COMPANY FOR THE CURRENT FINANCIAL YEAR

Sections of the CNMV template	Sections in this Report in free format

A.1.1 Explain the current director remuneration policy applicable to the year in progress. To the extent that it is relevant, certain information may be included in relation to the remuneration policy approved by the General Shareholders’ Meeting, provided that these references are clear, specific and concrete.

Section 6. Directors’ Remuneration Policy applicable in 2026.

Such specific determinations for the current year as the board may have made in accordance with the contracts signed with the executive directors and with the remuneration policy approved by the General Shareholders’ Meeting must be described, as regards directors’ remuneration both in their capacity as such and for executive duties carried out.

Section 6.5. Remuneration of executive directors in 2026 and 6.6. Remuneration of non-executive directors in 2026.

In any case, the following aspects must be reported, as a minimum:

a) Description of the procedures and company bodies involved in determining, approving and applying the remuneration policy and its terms and conditions.

b) Indicate and, where applicable, explain whether comparable companies have been taken into account in order to establish the company’s remuneration policy.

c) Information on whether any external advisors took part in this process and, if so, their identity.

Sections 2.1. Decision-making process for the approval of the Policy and 6.3.1. Elements of the remuneration system for executive directors 2026.

d) Procedures set forth in the current directors’ remuneration policy for applying temporary exceptions to the policy, conditions under which those exceptions may be used and components that may be subject to exceptions according to the policy.

Section 2.1. Decision-making process for the approval of the Policy.

A1.2 Relative importance of variable remuneration items vis-à-vis fixed remuneration (remuneration mix) and the criteria and objectives taken into consideration in their determination and to ensure an appropriate balance between the fixed and variable components of the remuneration.

Section 6.5. Remuneration of executive directors in 2026.

In particular, indicate the actions taken by the company in relation to the remuneration system to reduce exposure to excessive risks and to align it with the long-term objectives, values and interests of the company, which will include, as the case may be, mention of the measures taken to ensure that the long-term results of the company are taken into account in the remuneration policy, the measures adopted in relation to those categories of personnel whose professional activities have a material impact on the risk profile of the company and measures in place to avoid conflicts of interest.

Section 6. Directors’ Remuneration Policy applicable in 2026 and, by reference, Section 2. Directors’ Remuneration Policy applicable in 2025 and 4. BBVA Group General Remuneration Policy.

Furthermore, indicate whether the company has established any period for the accrual or vesting of certain variable remuneration items, in cash, shares or other financial instruments, any deferral period in the payment of amounts or delivery of accrued and vested financial instruments, or whether any clause has been agreed reducing the deferred remuneration not yet vested or obliging the director to return remuneration received, when such remuneration has been based on figures that have since been clearly shown to be inaccurate.

Section 6. Directors’ Remuneration Policy applicable in 2026 and, by reference, Section 2.2.1. Elements of the remuneration system for executive directors 2025.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 84

A.1.3 Amount and nature of fixed components that are due to be accrued during the year by directors in their capacity as such.	Section 6.6. Remuneration of non-executive directors in 2026 and, by reference, Section 3.3. Remuneration accrued by non-executive directors in 2025.

A.1.4 Amount and nature of fixed components that are due to be accrued during the year for the performance of senior management functions of executive directors.	Section 6.5. Remuneration of executive directors in 2026 and, by reference, Section 3.2. Remuneration accrued by executive directors in 2025.

A.1.5 Amount and nature of any component of remuneration in kind that will accrue during the year, including, but not limited to, insurance premiums paid in favour of the director.	Section 6.5. Remuneration of executive directors in 2026 and Section 6.6. Remuneration of non-executive directors in 2026.

A.1.6 Amount and nature of variable components, differentiating between those established in the short and long terms.

Financial and non-financial, including social, environmental and climate change parameters selected to determine variable remuneration for the current year, explaining the extent to which these parameters are related to performance, both of the director and of the company, and to its risk profile, and the methodology, necessary period and techniques envisaged to be able to determine the effective degree of compliance, at the end of the year, with the parameters used in the design of the variable remuneration, explaining the criteria and factors applied in regard to the time required and methods of verifying that the performance or any other conditions linked to the accrual and vesting of each component of variable remuneration have effectively been met.

Section 6.5. Remuneration of executive directors in 2026, subsection B. (Variable Remuneration 2026) and, by reference, Section 3.2. Remuneration accrued by executive directors in 2025, subsection B. a) (Annual Variable Remuneration 2025).

Indicate the range, in monetary terms, of the different variable components according to the degree of fulfilment of the objectives and parameters established, and whether any maximum monetary amounts exist in absolute terms.

Section 6.5. Remuneration of executive directors in 2026, subsection B. (Variable Remuneration 2026).

A.1.7 Main characteristics of long-term savings schemes. Among other information, indicate the contingencies covered by the scheme, whether it is a defined contribution or a defined benefit scheme, the annual contribution that has to be made to defined contribution schemes, the benefits to which directors are entitled in the case of defined benefit schemes, the vesting conditions of the economic rights of directors and their compatibility with any other type of payment or indemnification for early termination or dismissal, or deriving from the termination of the contractual relationship, in the terms provided, between the company and the director.

Indicate whether the accrual or vesting of any of the long-term savings plans is linked to the attainment of certain objectives or parameters relating to the director’s short- or long-term performance.

Section 6.5. Remuneration of executive directors in 2026, subsection A.c)

(Contribution to pension systems 2026) and, by reference, section 2.2.1. Elements of the remuneration system for executive directors 2025 and 2.2.2. Main terms and conditions of the executive directors’ contracts 2025.

A.1.8 Any type of payment or indemnification for early termination or dismissal, or deriving from the termination of the contractual relationship, in the terms provided, between the company and the director, whether at the company’s or the director’s initiative, as well as any type of agreement reached, such as exclusivity, post-contractual non competition, minimum contract term or loyalty, that entitles the director to any kind of remuneration.

Section 6.7. Other matters relating to the 2026 financial year and, by reference, paragraph 2.2.2. Main terms and conditions of the executive directors’ contracts 2025.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 85

A.1.9 Indicate the conditions that the contracts of executive directors performing senior management functions must contain. Among other things, information must be provided on the duration, limits on amounts of indemnification, minimum contract term clauses, notice periods and payment in lieu of these notice periods, and any other clauses relating to signing bonuses, as well as remuneration or golden parachute clauses for early termination of the contractual relationship between the company and the executive director. Include, among others, the pacts or covenants on non-competition, exclusivity, minimum contract terms and loyalty, and post-contractual non-competition, unless these have been explained in the previous section.

Section 6.7. Other matters relating to the 2026 financial year and, by reference, paragraph 2.2.2. Main terms and conditions of the executive directors’ contracts 2025.

A.1.10 The nature and estimated amount of any other supplementary remuneration that will be accrued by directors in the current year in consideration for services rendered other than those inherent in their position.

A.1.11 Other items of remuneration such as any deriving from the company’s granting the director advances, loans or guarantees or any other remuneration.

A.1.12 The nature and estimated amount of any other planned supplementary remuneration to be accrued by directors in the current year that is not included in the foregoing sections, whether paid by the company or by another group company.

Section 6.7. Other matters relating to the 2026 financial year. It is indicated that, as of the date of this Report, there are no other remuneration items other than those described.

A.2 Explain any significant change in the remuneration policy applicable in the current year resulting from:

a) A new policy or an amendment to a policy already approved by the General Meeting.

b) Significant changes in the specific determinations established by the board for the current year regarding the remuneration policy in force with respect to those applied in the previous year.

c) Proposals that the Board of Directors has agreed to submit to the general shareholders’ meeting to which this annual report will be submitted and for which it is proposed that they be applicable to the current year.

Section 6. Directors’ Remuneration Policy applicable in 2026.

A.3 Identify the direct link to the document containing the company’s current remuneration policy, which must be available on the company’s website.	Section 6. Directors’ Remuneration Policy applicable in 2026.

A.4 Explain, taking into account the data provided in Section B.4, how account has been taken of the voting of shareholders at the General Shareholders’ Meeting to which the annual report on remuneration for the previous year was submitted on a consultative basis.

Section 5. CNMV Statistical Appendix.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 86

B. OVERALL SUMMARY OF HOW THE REMUNERATION POLICY WAS APPLIED DURING THE YEAR LAST ENDED

Sections of the CNMV Model	Sections in the Report in free format

B.1.1 Explain the process that has been followed to implement the remuneration policy and determine the individual compensation reflected in section C of this report.	Section 3. Result of the application of the Policy in 2025.

This information will include the role played by the remuneration committee, the decisions taken by the Board of Directors and the identity and role of any external advisors whose services may have been used in the process of applying the remuneration policy in the year last ended.

Section 3.1 Activity of the Corporate Bodies in 2025 in relation to the Directors’ Remuneration Policy.

B.1.2 Explain any deviation from the procedure established for the application of the remuneration policy that has occurred during the year.	Section 3. Result of the application of the Policy in 2025. It is indicated that there has been no deviation from the procedure for the application of the Policy in the closed financial year.

B.1.3 Indicate whether any temporary exception has been applied to the remuneration policy and, if so, explain the exceptional circumstances that have led to the application of these exceptions, the specific components of the remuneration policy affected and the reasons why the entity believes that these exceptions have been necessary to serve the long-term interests and sustainability of the company as a whole or ensure its viability.

Similarly, quantify the impact that the application of these exceptions has had on the remuneration of each director over the year.

Section 3. Result of the application of the Policy in 2025. It is indicated that no temporary exception has been applied to the remuneration policy.

B.2 Explain the different actions taken by the company in relation to the remuneration system and how they have contributed to reducing exposure to excessive risks, aligning it with the long-term objectives, values and interests of the company, including a reference to the measures adopted to ensure that the long-term results of the company have been taken into consideration in the remuneration accrued. Ensure that an appropriate balance has been attained between the fixed and variable components of the remuneration, the measures adopted in relation to those categories of personnel whose professional activities have a material effect on the company’s risk profile and the measures in place to avoid any possible conflicts of interest.

Section 2. Directors’ Remuneration Policy applicable in 2025 and, in particular, paragraph 2.2.1. Elements of the remuneration system for executive directors 2025; Section 3. Result of the application of the Policy in 2025 and, in particular, Section 3.2. Remuneration accrued by executive directors in 2025 subsection B (Variable Remuneration 2025); and section 4. BBVA Group General Remuneration Policy.

B.3 Explain how the remuneration accrued and consolidated over the financial year complies with the provisions of the current remuneration policy and, in particular, how it contributes to the company’s long-term and sustainable performance.

Section 2.2. Remuneration system for executive directors in 2025 and, in particular, paragraph 2.2.1. Elements of the remuneration system for executive directors 2025; section 2.3. Remuneration system for non-executive directors 2025; and Section 3. Result of the application of the Policy in 2025.

Furthermore, report on the relationship between the remuneration obtained by the directors and the results or other performance measures of the company in the short and long term, explaining, if applicable, how variations in the company’s performance have influenced changes in directors’ remuneration, including any accrued remuneration payment of which has been deferred, and how such remuneration contributes to the short- and long-term results of the company.

Section 3. Result of the application of the Policy in 2025 and, in particular, Section 3.2. Remuneration accrued by executive directors in 2025, subsection B (Variable Remuneration 2025) and, specifically, the sections “Link between the STI and the results of the BBVA Group in 2025”, “Vesting and payment rules applicable to the AVR 2025” and “Deferred Annual Variable Remuneration from previous years, payable in 2026”.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 87

B.4 Report on the result of the consultative vote at the General Shareholders’ Meeting on the annual report on remuneration in the previous year, indicating the number of votes in favour, votes against, abstentions and blank ballots:

Section 5. CNMV Statistical Appendix.

B.5 Explain how the fixed components accrued and vested during the year by the directors in their capacity as such were determined, their relative proportion with regard to each director and how they changed with respect to the previous year.

Section 3.3. Remuneration accrued by non-executive directors in 2025.

B.6 Explain how the salaries accrued and vested by each of the executive directors over the past financial year for the performance of management duties were determined, and how they changed with respect to the previous year

Section 3.2. Remuneration accrued by executive directors in 2025 and, in particular, sub-section A. a) (Annual Fixed Remuneration 2025).

B.7 Explain the nature and the main characteristics of the variable components of the remuneration systems accrued and vested in the year last ended. In particular:

a) Identify each of the remuneration plans that determined the different types of variable remuneration accrued by each of the directors in the year last ended, including information on their scope, date of approval, date of implementation, any vesting conditions that apply, periods of accrual and validity, criteria used to evaluate performance and how this affected the establishment of the variable amount accrued, as well as the measurement criteria used and the time needed to be able to adequately measure all the conditions and criteria stipulated, explaining the criteria and factors applied in regard to the time required and the methods of verifying that the performance or any other kind of conditions linked to the accrual and vesting of each component of variable remuneration have effectively been met.

b) In the case of share options and other financial instruments, the general characteristics of each plan must include information on the conditions both for acquiring unconditional ownership (vesting) of these options or financial instruments and for exercising them, including the exercise price and period.

c) Each director that is a beneficiary of remuneration systems or plans that include variable remuneration, and his or her category (executive director, external proprietary director, external independent director or other external director).

d) Information is to be provided on any periods for accrual, vesting or deferment of payment of vested amounts applied and/or the periods for retention/unavailability of shares or other financial instruments, if any.

Explain the short-term variable components of the remuneration systems

Explain the long-term variable components of the remuneration systems

Section 2.2.1. Elements of the remuneration system for executive directors 2025 and Section 3.2. Remuneration accrued by executive directors in 2025 and, in particular, subsection B (Variable Remuneration 2025).

B.8 Indicate whether certain variable components have been reduced or clawed back when, in the former case, payment of non-vested amounts has been deferred or, in the latter case, they have vested and been paid, on the basis of data that have subsequently been clearly shown to be inaccurate. Describe the amounts reduced or clawed back through the application of malus (reduction) or clawback clauses, why they were implemented and the financial years to which they refer.

Section 3.4. Other matters relating to the 2025 financial year.

It is indicated that in the 2025 financial year, there has been no reduction or claim for the return of the variable remuneration of the executive directors.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

Annual Report on the Remuneration of BBVA Directors	p. 88

B.9 Explain the main characteristics of the long-term savings schemes where the amount or equivalent annual cost appears in the tables in Section C, including retirement and any other survivor benefit, whether financed in whole or in part by the company or through internal or external contributions, indicating the type of plan, whether it is a defined contribution or defined benefit plan, the contingencies covered, the conditions on which the economic rights vest in favour of the directors and their compatibility with any type of indemnification for early termination or cessation of the contractual relationship between the company and the director.

Section 2.2.2. Main terms and conditions of the executive directors’ contracts 2025 and section 3.2. Remuneration accrued by executive directors in 2025 and, in particular, A.c) (Contribution to the pension systems 2025).

B.10 Explain, where applicable, the indemnification or any other type of payment deriving from the early cessation, whether at the company’s or the director’s initiative, or from the termination of the contract in the terms provided therein, accrued and/or received by directors during the year last ended.

Section 2.2.2. Main terms and conditions of the executive directors’ contracts 2025 and Section 3.4. Other matters relating to the 2025 financial year.

B.11 Indicate whether there have been any significant changes in the contracts of persons exercising senior management functions, such as executive directors, and, if so, explain them. In addition, explain the main conditions of the new contracts signed with executive directors during the year, unless these have already been explained in Section A.1

Section 2. Directors’ Remuneration Policy applicable in 2025 and, in particular, paragraph 2.2.2. Main terms and conditions of the executive directors’ contracts 2025.

B.12 Explain any supplementary remuneration accrued by directors in consideration of the provision of services other than those inherent in their position.	Section 3.4. Other matters relating to the 2025 financial year. It is indicated that, as of the date of this Report, there are no other remuneration items other than those described in the Report.

B.13 Explain any remuneration deriving from advances, loans or guarantees granted, indicating the interest rate, their key characteristics and any amounts returned, as well as the obligations assumed on their behalf by way of guarantee.

Section 3.4. Other matters relating to the 2025 financial year.

B.14 Itemise the remuneration in kind accrued by the directors during the year, briefly explaining the nature of the various salary components.	Section 3.3. Remuneration accrued by non-executive directors in 2025, subsection A. b) (Remuneration in kind 2025); and Section 3.2 Remuneration accrued by executive directors in 2025, sub-section A. b) (Remuneration in kind 2025).

B.15 Explain the remuneration accrued by the director by virtue of payments made by the listed company to a third company in which the director provides services when these payments seek to remunerate the director’s services to the company.

Section 3.4. Other matters relating to the 2025 financial year. It is indicated that, as of the date of this Report, there are no other remuneration items other than those described in the Report.

B.16 Explain and detail the amounts accrued in the year in relation to any other remuneration item other than that set forth above, whatever its nature or the group entity that pays it, including all benefits in any form, such as when it is considered a related-party transaction or, especially, when it significantly affects the true image of the total remuneration accrued by the director. Explain the amount granted or pending payment, the nature of the consideration received and the reasons for those that it would have been considered, if applicable, that it does not constitute remuneration to the director in their capacity as such or in consideration for the performance of their executive functions and whether or not it has been considered appropriate to be included among the amounts accrued under the “Other items” heading in Section C.

Section 3.4. Other matters relating to the 2025 financial year. It is indicated that, as of the date of this Report, there are no other remuneration items other than those described in the Report.
C. DETAILS OF THE INDIVIDUAL REMUNERATION CORRESPONDING TO EACH OF THE DIRECTORS	Section 5. CNMV Statistical Appendix

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

This English version is a translation of the Spanish for information purposes only. In case of discrepancy the original in Spanish shall prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: February 13, 2026
By: /s/ Domingo Armengol Calvo

Name: Domingo Armengol Calvo

Title: Corporate Secretary and Secretary of the Board of Directors